UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No 2)

Under the Securities Exchange Act of 1934

NATURAL RESOURCE PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

63900P 10 3

(CUSIP Number)

Cline Resource and Development Company

3801 PGA Boulevard, Suite 903

Palm Beach Gardens, Florida  33410

Attn:  Donald Holcomb

Phone:  561-626-4999

with a copy to:

Latham & Watkins, LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004

Attn:  David M. McPherson

Phone:  202-637-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Christopher Cline I.R.S. Identification No. of above person:

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,072 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

2

1.	Name of Reporting Person: Cline Resource and Development Company I.R.S. Identification No. of above person: 55-0703311

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,072 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3

1.	Name of Reporting Person: Insight Resource, LLC I.R.S. Identification No. of above person: 20-1796775

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,0722 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

4

1.	Name of Reporting Person: Foresight Reserves, LP I.R.S. Identification No. of above person: 20-1797073

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,072 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

5

1.	Name of Reporting Person: Adena Minerals, LLC I.R.S. Identification No. of above person: 20-5728469

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,072 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

6

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on January 12, 2007 by the Reporting Persons, (this “Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed on June 11, 2007, related to the common units representing limited partner interests (the “Common Units”), of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”).  The purpose of this Amendment is to disclose the Margin Loan Agreement between Foresight Reserves, LP (“Foresight”), Adena Minerals, LLC (“Adena” and together with foresight, the “Borrowers”) and Citibank N.A. (“Citibank”), dated August 24, 2007 (the “Margin Loan Agreement”), the Security Agreement between Adena and Citibank dated August 24, 2007 (the “Security Agreement”) and the Security Account Control Agreement between Adena, Citibank and the custodian dated August 24, 2007 (the “Securities Control Agreement” and together with the Margin Loan Agreement and the Securities Agreement, the “Loan Documents”). Pursuant to the Loan Documents, Adena has granted Citibank a security interest in the 8,910,072 Common Units of the Company owned by Adena. The Margin Loan Agreement, the Security Agreement and the Securities Control Agreement are attached hereto as Exhibit B, Exhibit C and Exhibit D, respectively, and are incorporated by reference herein (unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 1.                                                           Security and Issuer.

This schedule relates to the Common Units of Partnership, which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

Item 2.                                                           Identity and Background.

(a) — (c), (f).  This statement is being filed jointly by: (i) Christopher Cline (“Cline”); (ii) Cline Resource and Development Company (“CRDC”); (iii) Insight Resource, LLC (“Insight”); (iv) Foresight; and (v) Adena together with Cline, CRDC, Insight and Foresight, the “Reporting Persons”).

Foresight is the sole member of Adena and Insight is the general partner of Foresight.  CRDC is the managing member of Insight and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight, Foresight and Adena are deemed to share voting and dispositive control over the Common Units held of record by Adena.

John Dickinson, Donald Holcomb, J. Matthew Fifield and Michael Beyer are executive officers of CRDC (the “CRDC Officers”).  Each of the CRDC Officers and Cline is a citizen and resident of the United States.

The Reporting Persons are principally engaged in the business of acquiring coal reserves and developing mines and mining infrastructure.  The address of the principal business and principal office of  the Reporting Persons and the CRDC Officers is c/o Cline Resource and Development Company, 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida  33410.

7

(d) — (e).  To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.                    Purpose of Transaction.

The Borrowers have entered into a loan facility with Citibank for an aggregate amount not to exceed $150,000,000 in order to procure capital for general corporate purposes.  Pursuant to the Margin Loan Agreement, the Borrowers were required to pledge all of their Common Units held as collateral for the loan.

Item 5.                                                           Interest in Securities of the Issuer.

(a)           Foresight is the sole member of Adena, and Insight is the general partner of Foresight.  CRDC is the managing member of Insight, and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight, Foresight and Adena are deemed to share voting and dispositive control over the 8,910,072 Common Units held of record by Adena representing approximately 16.6% of the outstanding Common Units (percentage based on the denominator of 53,537,502 Common Units).  The number of Common Units reported takes into account a 2 for 1 split of the Common Units effective April 19, 2007. See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(b)           The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

8

(c)           The Reporting Persons have not engaged in any transactions in any Common Units during the past sixty days, other than the acquisition of Common Units pursuant to the Conversion of the Class B Units reported herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with respect to Securities of The Issuer.

As described above, Adena has pledged 8,910,072 Common Units to Citibank pursuant to the terms of the Margin Loan Agreement.  The Loan Documents provide that Adena retains all voting power with respect to the pledged Common Units unless and until an Event of Default occurs. According to the terms of the Margin Loan Agreement, an Event of Default will occur if, among other things, (a) either of the Borrowers fails to pay any amount of principal of, or interest on, any loan or any other amounts payable under the Loan Documents or (b) the Borrowers fail to perform any covenant contained in the Margin Loan Agreement.  In the event that an Event of Default occurs, Citibank may elect to take legal title to the pledged Common Units.

9

Item 7.                                                           Material to be Filed as Exhibits.

Exhibit A.               Joint Filing Agreement

Exhibit B                Margin Loan Agreement

Exhibit C                Security Agreement

Exhibit D                Securities Account Control Agreement

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2007

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline

Insight Resources, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Foresight Reserves, LP

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Adena Minerals, LLC

By:	Foresight Reserves, LP, its Managing Member

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

11

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of Natural Resource Partners L.P., a Delaware limited partnership, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 11th day of January, 2007.

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline

Insight Resources, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Foresight Reserves, LP

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Adena Minerals, LLC

By:	Foresight Reserves, LP, its Managing Member

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

12

Exhibit B

EXECUTION COPY

MARGIN LOAN AGREEMENT

Dated as of August 24, 2007

among

FORESIGHT RESERVES, LP,

ADENA MINERALS, LLC

and

CITIBANK, N.A.

i

SCHEDULES

2.05	Spread
5.17	Subsidiaries; Equity Interests in each of the Borrowers
7.02	Existing Indebtedness
9.02	Lending Office, Addresses for Notices

EXHIBITS

Form of

A	Loan Notice
B	Note
C	Compliance Certificate
D-1	Counsel Opinion Matters - Latham & Watkins LLP
D-2	Counsel Opinion Matters - Bailey & Glasser LLP
E	Security Agreement
F	Issuer Consent Letter

v

MARGIN LOAN AGREEMENT

This MARGIN LOAN AGREEMENT (“Agreement”) is entered into as of August 24, 2007 among FORESIGHT RESERVES, LP, a Nevada limited partnership (“Foresight”), ADENA MINERALS, LLC, a Delaware limited liability company (“Adena” and together with Foresight, the “Borrowers”), and CITIBANK, N.A. (the “Lender”).

The Borrowers have requested that the Lender provide a loan facility, and the Lender is willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I.

DEFINITIONS AND ACCOUNTING TERMS

1.01.                     Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Act” has the meaning specified in Section 9.16.

“Adena” has the meaning specified in the introductory paragraph hereto.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” has the meaning specified in the introductory paragraph hereto.

“Approved Fund” means any Fund that is administered or managed by (a) the Lender, (b) an Affiliate of the Lender or (c) an entity or an Affiliate of an entity that administers or manages the Lender.

“Attributable Indebtedness” means, on any date, (a) in respect of any capital lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a capital lease.

“Availability Period” means the period from and including the Closing Date to the earliest of (a) the Business Day immediately preceding the Maturity Date and (b) the date of termination of the Commitment.

“Banking Day” means any day, except a Saturday, Sunday or other day on which commercial banks in New York are required by Law to close, which is also a day on which commercial banks are open for international business (including dealing in Dollar deposits) in London.

“Bankruptcy Code” means the United States Bankruptcy Code.

“Borrowers” has the meaning specified in the introductory paragraph hereto.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are required or authorized to close under the Laws of, or are in fact closed in, the jurisdiction where the Lending Office is located.

“Change in Control” shall be deemed to have occurred if at any time (a) the Cline Group ceases to Control either of the Borrowers, (b) Adena ceases to be a direct, wholly owned Subsidiary of Foresight or (c) any “person” or “group”(as such terms are used in Sections 13(d) and 14(d) under the Exchange Act), other than Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership and New Gauley Coal Corporation, and/or one or more of their direct or indirect, wholly-owned subsidiaries, shall become, or obtain rights (whether by means or warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act) directly or indirectly, of, in the aggregate, more than 30% of the total Equity Interests in NRP.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Law, (b) any change in any Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of Law) by any Governmental Authority.

“Cline Group” means Christopher Cline, Cline Resource and Development Company, Inc. and any Affiliate of Christopher Cline or Cline Resource and Development Company, Inc.

“Closing Date” means the first date all the conditions precedent in Section 4.01 are satisfied or waived by the Lender in accordance with Section 9.01.

“Closing Price” means the closing price of the Common Units on the New York Stock Exchange.

“Code” means the Internal Revenue Code of 1986.

“Collateral” means any and all “Collateral”, as defined in any Collateral Document.

“Collateral Account” has the meaning specified in the Security Agreement.

“Collateral Documents” means the Security Agreement, the Control Agreement (as defined in the Security Agreement) and any additional pledges or security agreements required to be delivered pursuant to the Loan Documents and any instruments of assignment or other instruments or agreements executed pursuant to the foregoing.

“Collateral Requirement” means on any date the requirement that:

(a)                                   the Lender shall have received from Adena counterparts of the Security Agreement duly executed and delivered on behalf of Adena;

(b)                                 all documents and instruments, including Uniform Commercial Code financing statements, required by Law or reasonably requested by the Lender to be filed, registered or recorded to create the Liens intended to be created by the Collateral Documents and perfect or record such Liens to the extent, and with the priority, required by the Security Agreement, shall have been filed, registered or recorded or delivered to the Lender for filing, registration or recording;

(c)                                  Adena shall have obtained all consents and approvals required to be obtained by it in connection with the execution and delivery of all Collateral Documents to which it is a party, the performance of its obligations thereunder and the granting of the Liens granted thereunder;

(d)                                 Adena shall have taken all other action required to be taken by it under the Collateral Documents to perfect, register and/or record the Liens granted thereunder; and

(e)                                  Adena shall be in compliance with the Security Agreement.

“Collateral Shortfall” means, on any date of determination (which shall be a Business Day), (a) the Five-Day Average LTV Ratio for the period ending on such date is equal to or greater than 65% or (b) the LTV Ratio is equal to or greater than 70% on such date.

“Collateral Units” means, at any time, the Units then subject to the pledge to the Lender pursuant to the Security Agreement.

“Collateral Value” means, (a) on any date of determination prior to the date all restrictive legends are removed from the certificates for the Collateral Units, an amount equal to the sum of (i) 90% of the Closing Price on such date, or if such date is not a Trading Day, the preceding Trading Day, of the listed Common Units, multiplied by the number of Common Units that are then Collateral Units plus (ii) the amount of cash, if any, then in the Collateral Account; and (b) on any date of determination on or after the date all restrictive legends are removed from the certificates for the Collateral Units, an amount equal to the sum of (i) 100% of the Closing Price on such date, or if such date is not a Trading Day, the preceding Trading Day, of the listed Common Units, multiplied by the number of Common Units that are then Collateral Units plus (ii) the amount of cash, if any, then in the Collateral Account.

“Commitment” means the obligation of the Lender to make Loans to the Borrowers pursuant to Section 2.01 in an aggregate principal amount not to exceed $150,000,000; provided that the parties hereto may mutually agree to increase such amount by amendment pursuant to Section 9.01 in connection with the pledge by the Borrowers of additional collateral satisfactory to the Lender under the Security Agreement and/or another security agreement satisfactory to the Lender.

“Common Units” means the common units of NRP.

“Compliance Certificate” means a certificate in the form of Exhibit C.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Contribution Agreement” means the Contribution Agreement, dated December 14, 2006, among NRP, the Borrowers, NRP (GP) LP and NRP (Operating) LLC.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Dollar” and “$” mean lawful money of the United States.

“Eligible Assignee” means (a) an Affiliate of the Lender; (b) an Approved Fund; or (c) any other Person approved by Foresight (such approval not to be unreasonably withheld or delayed); provided that no such approval shall be required if a Default has occurred and is continuing; and provided, further, that notwithstanding the foregoing, “Eligible Assignee” shall not include the Borrowers or any of their Affiliates.

“Environmental, Health or Safety Laws” means any and all Laws, judgments, orders, decrees, agreements or governmental restrictions relating to pollution, protection of natural resources or the environment, the generation, use, handling, transportation, storage, treatment, disposal, presence, discharge or release of or exposure to any Hazardous Materials, or human health or safety.

“Environmental, Health or Safety Liability” means any liability, contingent or otherwise (including any liability for damages, costs of investigation, remediation, monitoring or other response action, fines, penalties or indemnities), of either of the Borrowers or any of Adena’s Subsidiaries directly or indirectly resulting from or based upon (a) any Environmental, Health or Safety Laws or Environmental Permits, (b) the generation, use, handling, transportation, storage, treatment, disposal, presence, discharge or release of or exposure to any Hazardous Materials, whether actual or threatened, or (c) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permits” means any and all permits, concessions, grants, franchises, licenses or variances required or issued pursuant to any Environmental, Health or Safety Laws.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with either of the Borrowers within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“Event of Default” has the meaning specified in Section 8.01.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Taxes” means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrowers hereunder, (a) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the Laws of which such recipient is organized or in which its principal office is located, and (b) any branch profits taxes imposed by the United States or any similar tax imposed by any other jurisdiction in which either of the Borrowers is located by reason of a connection between the Lender and such taxing jurisdiction other than entering into this Agreement and receiving payments hereunder.

“Financial Statements” means (a) the consolidated balance sheet of each Borrower and its Subsidiaries as at December 31, 2006, and the related consolidated statements of operations, cash flows and partners’ capital for the fiscal year then ended, duly certified by a Responsible Officer of such Borrower, and (b) the consolidated balance sheet of each Borrower and its Subsidiaries as at March 31, 2007 and the related consolidated statement of operations, cash flows and partners’ capital for the period then ended duly certified by a Responsible Officer of such Borrower.

“Five-Day Average LTV Ratio” means, with respect to any period of five consecutive Business Days, the average of the LTV Ratios for each Business Day during such period.

“Foresight” has the meaning specified in the introductory paragraph hereto.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States that are applicable to the circumstances as of the date of determination, consistently applied.

“Governmental Authority” means, with respect to any Person, the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies) having jurisdiction or authority over such Person.

“Guarantee” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such indebtedness or other obligation of the payment or performance of such indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any indebtedness or other obligation of any other Person, whether or not such indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Hazardous Materials” means all hazardous or toxic substances, materials, wastes, agents or other pollutants, including petroleum or any fraction thereof, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, explosive or radioactive substance or wastes, infectious or medical substances or wastes and all other substances or wastes of any nature regulated pursuant to any Environmental, Health or Safety Laws.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)                                  all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)                                 all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(c)                                  net obligations of such Person under any Swap Contract;

(d)                                 all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and, in each case, not past due for more than 30 days after the date on which such trade account payable was created);

(e)           indebtedness secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f)                                   capital leases and Synthetic Lease Obligations;

(g)                                  all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h)                                 all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any capital lease or Synthetic Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indemnitees” has the meaning specified in Section 9.04(b).

“Information” has the meaning specified in Section 9.07.

“Interest Payment Date” means the last Business Day of each March, June, September and December commencing on September 28, 2007, and the Maturity Date.

“Interest Period” means as to each Loan the period commencing on the date such Loan is disbursed (in the case of the initial Interest Period) or on the last day of the next preceding

Interest Period for such Loan (in the case of any subsequent Interest Period) and ending (subject to Section 2.06) on the day numerically corresponding to the first day of that Interest Period in the third month thereafter; provided, that any Interest Period which would otherwise end after the Maturity Date shall end on the Maturity Date.

“Interest Rate” means, with respect to any Interest Period for a Loan, a per annum rate for each day during such Interest Period equal to the applicable LIBOR for such Interest Period plus the applicable Spread.

“IP Rights” has the meaning specified in Section 5.18.

“IRS” means the United States Internal Revenue Service.

“Issuer Consent Letter” means the Issuer Consent Letter in the form of Exhibit F.

“Laws” means, with respect to any Person, collectively, all international, foreign, U.S. federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof applicable to such Person, and all applicable administrative orders, directed duties, requests, licenses, authorizations, requirements and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lender” has the meaning specified in the introductory paragraph hereto.

“Lending Office” means the office or offices of the Lender described as such on Schedule 9.02, or such other office or offices as the Lender may from time to time notify Foresight.

“LIBOR” with respect to any Interest Period (or other period determined by the Lender with respect to any overdue amount) means the per annum rate for deposits in Dollars for a term coextensive with such Interest Period (or other period) which appears on Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two Banking Days preceding the first day of such Interest Period (or other period). (For purposes of the preceding sentence, LIBOR for any Interest Period (or other period) of a length for which rates do not appear on Telerate Page 3750 shall be determined through the use of straight line interpolation by reference to two LIBOR rates appearing on Telerate Page 3750, one of which shall be the rate for the period of time next shorter than the length of the Interest Period (or other period) and the other of which shall be the rate for the period of time next longer than the length of the Interest Period (or other period).) If no such rate appears on Telerate Page 3750, LIBOR shall mean the per annum rate, determined on the basis of the rates at which deposits in Dollars for a term coextensive with such Interest Period (or other period) and in an amount approximately equal to the principal amount of the Loan or overdue amount are offered by four major banks in the London interbank market, selected by the Lender, at approximately 11:00 a.m., London time, on the day that is two Banking Days preceding the first day of such Interest Period (or other period). If at least two such quotations are provided, LIBOR for such Interest Period (or other period) shall be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, LIBOR for such Interest Period (or other period) shall be the arithmetic mean of the per annum rates quoted by major banks in New York City, selected by the Lender, at approximately 11:00 a.m., New York City time, on such day for loans in Dollars to leading European banks for a term coextensive with such Interest Period (or other period) and in an amount approximately equal to the principal amount of the Loan or overdue amount. If such rate is not available at such time for any reason, then the rate for that Interest Period (or other period) will be determined by such alternate method as reasonably selected by the Lender.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Loan” has the meaning specified in Section 2.01.

“Loan Documents” means this Agreement, each Note, the Collateral Documents and the Issuer Consent Letter.

“Loan Notice” means a notice of a borrowing pursuant to Section 2.02(a), which, if in writing, shall be in the form of Exhibit A.

“LTV Ratio” means, with respect to any date of determination, the percentage determined by dividing (a) the amount equal to the aggregate outstanding principal of all Loans then outstanding, including all accrued and unpaid interest thereon, and all other monetary Obligations then outstanding by (b) the Collateral Value as of such date.

“Margin Stock” has the meaning given to such term in Regulation U promulgated by the FRB.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) of the Borrowers and Adena’s Subsidiaries taken as a whole; (b) a material impairment of the ability of either of the Borrowers to perform its obligations under any Loan Document to which it is a party; (c) a material adverse effect upon the legality, validity, binding effect or enforceability against either of the Borrowers of any Loan Document to which it is a party; or (d) a material adverse effect on the ability of the Lender to exercise its remedies at the times and in the manner contemplated in the Security Agreement.

“Material Contract” means any Contractual Obligation to which Adena or any Subsidiary of Adena is a party (other than the Loan Documents) for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Maturity Date” means August 24, 2012.

“Note” means a promissory note made by each of the Borrowers in favor of the Lender evidencing a Loan made by the Lender, in the form of Exhibit B.

“NRP” means Natural Resource Partners L.P., a Delaware limited partnership.

“NRP LP Agreement” means the Third Amended and Restated Agreement of Limited Partnership of NRP, dated April 18, 2007.

“Obligations” means all debts, liabilities, obligations, indemnities, covenants and duties of and advances to any Borrower arising under any Loan Document or otherwise with respect to any Loan, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising, and including interest and fees that accrue after the commencement by or against any Borrower or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, each certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Participant” has the meaning specified in Section 9.06(c).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by either of the Borrowers or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Responsible Officer” means, with respect to any Person, the president or chief financial officer of such Person. Until otherwise specified in writing by the Borrowers, Donald Holcomb is a Responsible Officer of each of the Borrowers for so long as he is the Person principally responsible for maintaining and preparing the financial statements of the Borrowers. Any document delivered hereunder that is signed by a Responsible Officer of such Person shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Person and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Person.

“Restricted Payment” means, with respect to any Person, any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to such Person’s stockholders, partners or members (or the equivalent Person thereof).

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Second Contribution Agreement” means the Second Contribution Agreement, dated January 4, 2007, among NRP, the Borrowers, NRP (GP) LP and NRP (Operating) LLC.

“Second Contribution Transactions” means the transactions contemplated by the Second Contribution Agreement, including the issuance to Adena of additional Equity Interests in NRP.

“Securities Act” shall mean the Securities Act of 1933.

“Securities Laws” means the Securities Act, the Exchange Act, Sarbanes-Oxley and the applicable accounting and auditing principles, rules, standards and practices promulgated, approved or incorporated by the SEC or the Public Company Accounting Oversight Board, as each of the foregoing may be in effect on any applicable date hereunder.

“Security Agreement” means the Security Agreement in the form of Exhibit E.

“Solvent” means, with respect to any Person, that as of any date of determination, both (a) (i) the sum of such Person’s debt (including contingent liabilities) does not exceed the present fair saleable value of the Person’s present assets; (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date and reflected in the projections delivered to the Lender or with respect to any transaction contemplated or undertaken after the Closing Date; and (iii) such Person has not incurred and does not intend to incur, or believe (or reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (b) such Person is “solvent” within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Spread” means, with respect to any Loan and any day in an Interest Period, the applicable basis point spread set forth in Schedule 2.05, which shall be based on the aggregate amount of Loans outstanding as of such day. Any change in the Spread resulting from an increase or decrease in the aggregate amount of Loans outstanding shall be effective as of the day on which such increase or decrease occurs.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise Controlled, directly, or indirectly through one or more intermediaries, or both, by such Person.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include the Lender or any Affiliate of the Lender).

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so- called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tenancy in Common Agreement” means that certain Tenancy-in-Common Agreement dated March 13, 2006, between Deepwater Transport, LLC and Gatling Ohio LLC.

“Threshold Amount” means $5,000,000.

“Trading Day” means any day on which the New York Stock Exchange is open for business.

“Transaction Documents” means the NRP LP Agreement, the Contribution Agreement and the Second Contribution Agreement.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Units” means any Common Units owned by Adena.

“United States” and “U.S.” mean the United States of America.

1.02.                     Other Interpretive Provisions.  With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)                                   The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein,” “hereof’ and “hereunder,” and words of similar import, when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such Law and any reference to any Law shall, unless otherwise specified, refer to such Law as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)                                 In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c)                                     Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03.                     Accounting Terms.

(a)                                  Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Financial Statements, except as otherwise specifically prescribed herein.

(b)                                  Changes in GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrowers or the Lender shall so request, the Lender and the Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Lender); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) each of the Borrowers shall provide to the Lender financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

1.04.                     Rounding.  Any financial ratio required to be maintained by the Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding up if there is no nearest number).

1.05.                     Times of Day.  Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable) in the United States.

ARTICLE II.

THE COMMITMENT AND LOANS

2.01.                     Loans.  Subject to the terms and conditions set forth herein, the Lender agrees to make loans (each, a “Loan”) to either Borrower during the Availability Period in an aggregate principal amount at any time outstanding by the Borrowers not to exceed the amount of the Commitment. Within the limits of the Commitment, and subject to the other terms and conditions hereof, a Borrower may borrow under this Section 2.01, repay pursuant to Section 2.03 and reborrow under this Section 2.01.

2.02.                     Borrowings of Loans.

(a)                                    Either of the Borrowers (but not both of the Borrowers) may request one Loan each calendar month. Each borrowing shall be made upon a Borrower’s irrevocable notice to the Lender, which may be given by telephone. Unless waived by the Lender, each such notice must be received by the Lender not later than 2:00 p.m. three Business Days prior to the requested date of such borrowing. Each telephonic notice by a Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Lender of a written Loan Notice, appropriately completed and signed by a Responsible Officer of such Borrower. Each borrowing shall be in a principal amount of at least $5,000,000, or if less, the remainder of the unused Commitment amount. Each Loan Notice (whether telephonic or written) shall specify (i) the requested date of the borrowing (which shall be a Business Day) and (ii) the principal amount of the Loan to be borrowed.

(b)                                 Upon satisfaction of the applicable conditions set forth in Section 4.02 (and, if a borrowing is the initial Loan, Section 4.01), the Lender shall make the proceeds of each Loan available to the relevant Borrower either by (i) crediting the account of the relevant Borrower on the books of the Lender with the amount of such proceeds or (ii) wire transfer of such proceeds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Lender by the relevant Borrower.

(c)                                   The Lender shall promptly notify the relevant Borrower of the Interest Rate applicable to any Interest Period for a Loan upon determination of such Interest Rate.

2.03.                     Prepayments.

(a)                                   Any Borrower may, upon notice to the Lender, at any time or from time to time, voluntarily prepay any Loan in whole or in part without premium or penalty; provided that such notice must be received by the Lender not later than 11:00 a.m., three Business Days prior to any date of prepayment and (ii) any prepayment shall be in a principal amount of at least $5,000,000 or, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment. If such notice is given by a Borrower, such Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(b)                                   Within one Business Day after receiving notice from the Lender of the occurrence of a Collateral Shortfall, the Borrowers shall prepay Loans in an aggregate principal amount sufficient to reduce the LTV Ratio to less than 50% on such Business Day.

(c)                                    Within one Business Day after the occurrence of a Change in Control of NRP, the Borrowers shall prepay all outstanding interest and principal and other amounts on all Loans outstanding on such Business Day.

(d)                                    If on any day either of the Borrowers or any Affiliate of the Borrowers directly or indirectly sells, hedges, pledges or otherwise Disposes of any Common Units without the Lender’s prior written consent (other than (i) any distribution by Adena to its Affiliates of Common Units not included or required to be included in the Collateral and (ii) any hedge or pledge of Common Units that can not be liquidated, realized upon, terminated or otherwise Disposed of by any Person without the Lender’s prior written consent) and if on such day (A) the Common Units are trading at a price of $22.50 or less per Common Unit and (B) the LTV Ratio is greater than 50%, the Borrowers shall prepay on such day all outstanding interest and principal and other amounts on all Loans then outstanding.

(e)                                     Each prepayment pursuant to this Section 2.03 shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.04.

2.04.                     Repayment of Loans.  On the Maturity Date, the Borrowers shall repay all outstanding interest and principal and other amounts on all Loans outstanding on such date.

2.05.                     Interest.

(a)                                   Subject to the provisions of subsection (c) below, (i) each Loan shall bear interest on the outstanding principal amount thereof for each applicable Interest Period at a rate per annum equal to the applicable Interest Rate for such Interest Period.

(b)                                  Interest on each Loan shall be due and payable in arrears on each Interest Payment Date and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(c)                                   (i)                                     If any amount payable by any Borrower under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, to the fullest extent permitted by applicable Laws, such amount shall thereafter bear interest at a rate equal to the sum of (A) the Interest Rate applicable to such amount and (B) 2.00% per annum for each day until such amount and any interest thereon is paid in full.

(ii)                                  Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

2.06.                     Computation of Interest.  All computations of interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more interest being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan during each Interest Period from and including the first day of that Interest Period to but excluding the last day thereof. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.09(a), bear interest for one day. Any Interest Period stated to end on a day numerically corresponding to a given day in a specified month thereafter shall, if there is no corresponding day, end on the last Business Day of such month.

2.07.                     Evidence of Debt.  The Loans made by the Lender shall be evidenced by one or more accounts or records maintained by the Lender in the ordinary course of business. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations. Upon the request of the Lender, each of the Borrowers shall execute and deliver to the Lender one or more Notes, which shall evidence the Lender’s Loans in addition to such accounts or records. The Lender may attach schedules to a Note and endorse thereon the date, amount and maturity of each Loan and payments with respect thereto.

2.08.                     Fee. The Borrowers shall pay the Lender an upfront fee of $2.625 million on the Closing Date.

2.09.                     Payments Generally.

(a)                                  All payments to be made by or on account of any obligation of the Borrowers hereunder shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by or on account of any obligation of the Borrowers hereunder shall be made to the Lender at the applicable Lending Office in Dollars and in immediately available funds not later than 3:00 p.m. on the date specified herein. All payments received by the Lender after 3:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest shall continue to accrue.

(b)                                 If any payment to be made by or on account of any obligation of the Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest.

(c)                                 Nothing herein shall be deemed to obligate the Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by the Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

ARTICLE III.

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01.                    Taxes.

(a)                                  Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrowers hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes, provided that if the Borrowers shall be required by applicable Law to deduct any Indemnified Taxes (including any Other Taxes) from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrowers shall make such deductions and (iii) the Borrowers shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Law.

(b)                              Payment of Other Taxes by the Borrowers. Without limiting the provisions of subsection (a) above, the Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Law.

(c)                                 Indemnification by the Borrowers. The Borrowers shall indemnify the Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified

Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.

(d)                                   Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrowers to a Governmental Authority, the Borrowers shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

3.02.                       Illegality. If the Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Lender or its Lending Office to make, maintain or fund Loans, or to determine or charge interest rates based upon the Interest Rate, or any Governmental Authority has imposed material restrictions on the authority of the Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by the Lender to Foresight, any obligation of the Lender to make or continue Loans shall be suspended until the Lender notifies Foresight that the circumstances giving rise to such determination no longer exist. Upon Foresight’s receipt of such notice, the Borrowers shall, upon demand from the Lender, prepay such Loans, either on the last day of the Interest Period therefor, if the Lender may lawfully continue to maintain such Loans to such day, or immediately, if the Lender may not lawfully continue to maintain such Loans. Upon any such prepayment, the Borrowers shall also pay accrued interest on the amount so prepaid.

3.03.                       Increased Costs; Reserves.

(a)                                   Increased Costs Generally. If any Change in Law shall:

(i)                                     impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Lender;

(ii)                               subject the Lender to any tax of any kind whatsoever with respect to this Agreement or any Loan made by it, or change the basis of taxation of payments to the Lender in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 3.01 and the imposition of, or any change in the rate of, any Excluded Tax payable by the Lender); or

(iii)                            impose on the Lender or the London interbank market any other condition, cost or expense affecting this Agreement or Loans made by the Lender;

and the result of any of the foregoing shall be to increase the cost to the Lender of making or maintaining any Loan (or of maintaining its obligation to make any Loan) or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or any other amount) then, upon request of the Lender, the Borrowers will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

(b)                                 CapitalRequirements. If the Lender determines that any Change in Law affecting the Lender or its Lending Office or the Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on the Lender’s capital or on the capital of the Lender’s holding company, if any, as a consequence of this Agreement, the Commitment of the Lender or the Loans made by the Lender to a level below that which the Lender or the Lender’s holding company could have achieved but for such Change in Law (taking into consideration the Lender’s policies and the policies of the Lender’s holding company with respect to capital adequacy), then from time to time the Borrowers will pay to the Lender such additional amount or amounts as will compensate the Lender or the Lender’s holding company for any such reduction suffered.

(c)                                  Certificates for Reimbursement. If the Lender shall send Foresight a certificate setting forth the amount or amounts necessary to compensate the Lender or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section, the Borrowers shall pay the Lender the amount owed in respect thereof within 20 days after receipt of such certificate.

(d)                                 Delay in Requests. Failure or delay on the part of the Lender to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of the Lender’s right to demand such compensation, provided that the Borrowers shall not be required to compensate the Lender pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that the Lender notifies Foresight of the Change in Law giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

3.04.                    Compensation for Losses. Upon demand of the Lender from time to time, the Borrowers shall promptly compensate the Lender for and hold the Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)                                  any payment or prepayment of any Loan on a day other than the last day of an Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); or

(b)                                 any failure by any Borrower (for a reason other than the failure of the Lender to make a Loan) to prepay or borrow any Loan on the date or in the amount notified by such Borrower, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Borrowers shall also pay any customary administrative fees charged by the Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrowers to the Lender under this Section 3.04, the Lender shall be deemed to have funded each Loan made by it at the Interest Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Loan was in fact so funded.

3.05.                     Mitigation Obligations. (a) If the Lender requests compensation under Section 3.03, or the Borrowers are required to pay any additional amount to the Lender or any Governmental Authority for the account of the Lender pursuant to Section 3.01, or if the Lender gives a notice pursuant to Section 3.02, then the Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates and to take any other actions that the Lender, in its sole judgment, deems reasonable if, in the Lender’s sole judgment, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.03, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject the Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to the Lender. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by the Lender in connection with any such designation, assignment or action.

(b) If the Lender requests compensation under Section 3.03, or the Borrowers are required to pay any additional amount to the Lender or any Governmental Authority for the account of the Lender pursuant to Section 3.01, or if the Lender gives a notice pursuant to Section 3.02, the Borrowers may, at their sole expense and effort, upon notice to the Lender, require the Lender to transfer and assign, without recourse, all of its interests, rights and obligations under this Agreement to an assignee that shall assume such assigned obligations; provided that (i) such assignment shall not conflict with any Law or order of any court or other Governmental Authority having jurisdiction and (ii) such assignee shall have paid to the Lender in immediately available funds an amount equal to the sum of the principal of and interest accrued to the date of such payment on the outstanding Loans, plus all fees and other amounts accrued for the account of the Lender hereunder, including any amounts under Section 3.01, Section 3.02 and Section 3.03.

3.06.                   Survival. All of the Borrowers’ obligations under this Article III shall survive termination of the Commitment and repayment of all Obligations under the Loan Documents.

ARTICLE IV.

CONDITIONS PRECEDENT TO LOANS

4.01.                   Conditions of Initial Loan. The obligation of the Lender to make the initial Loan hereunder is subject to satisfaction of the following conditions precedent:

(a)                                  The Lender’s receipt of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of each of the Borrowers, if applicable, each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date) and each in form and substance satisfactory to the Lender:

(i)                                     executed counterparts of this Agreement, sufficient in number for distribution to the Lender and the Borrowers;

(ii)                               if requested by the Lender, a Note executed by each of the Borrowers;

(iii)                              such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each of the Borrowers as the Lender may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents;

(iv)                             evidence reasonably satisfactory to the Lender of the capital structure of each of the Borrowers;

(v)                                  such documents and certifications as the Lender may reasonably require to evidence that each of the Borrowers is duly organized or formed, validly existing, in good standing and qualified to engage in business in each jurisdiction where their ownership, lease or operation of properties or the conduct of their business requires such qualification, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect;

(vi)                            copies of the Financial Statements certified by the relevant Borrower;

(vii)                         a favorable opinion of (i) Latham & Watkins LLP, counsel to the Borrowers, addressed to the Lender, as to the matters set forth in Exhibit D-1 and such other matters concerning the Borrowers and the Loan Documents as the Lender may reasonably request and (ii) Bailey & Glasser LLP, counsel to the Borrowers, addressed to the Lender, as to the matters set forth in Exhibit D-2 and such other matters concerning the Borrowers as the Lender may reasonably request;

(viii)                      a certificate of a Responsible Officer of each of the Borrowers either (A) attaching copies of all consents, licenses and approvals required in connection with the execution, delivery and performance by each of the Borrowers and the validity against each of the Borrowers of each of the Loan Documents to which each is a party, and such consents, licenses and approvals shall be in full force and effect, or (B) stating that no such consents, licenses or approvals are so required;

(ix)                             a certificate signed by a Responsible Officer of each of the Borrowers certifying (A) that the conditions specified in Sections 4.02(a), (b), and (d) have been satisfied and (B) that there has been no event or circumstance since the date of the Financial Statements that has had or could be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect;

(x)                                   evidence of the results of searches for Liens and judgments against each of the Borrowers satisfactory to the Lender;

(xi)                             all applicable “know your customer” and other account opening documentation required by the Lender to be provided by each of the Borrowers;

(xii)                         a Form U-1 Purpose Statement published by the FRB with respect to the Loans signed by a Responsible Officer of each of the Borrowers;

(xiii)                       the Issuer Consent Letter duly executed by all parties thereto in the form attached hereto as Exhibit F; and

(xiv)                        such other assurances, certificates, documents, consents or opinions as the Lender reasonably may require.

(b)                                The Collateral Requirement shall have been satisfied.

(c)                                  The Borrowers shall have paid all fees, charges and disbursements of counsel to the Lender to the extent invoiced prior to or on the Closing Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Borrowers and the Lender).

4.02.                    Conditions to All Loans. The obligation of the Lender to make any Loan (including the initial Loan) is subject to the following further conditions precedent:

(a)                                  The representations and warranties of each of the Borrowers contained in Article V or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the date of such Loan, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in subsection (a) of Section 5.04 shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 6.01.

(b)                                No Default shall exist, or would result from such proposed Loan or from the application of the proceeds thereof.

(c)                                  The Lender shall have received a Loan Notice in accordance with the requirements hereof.

(d)                                 A Collateral Shortfall shall not then exist or be continuing.

Each Loan Notice submitted by a Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a), (b) and (d) have been satisfied on and as of the date of the applicable Loan.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES

The Borrowers represent and warrant to the Lender, jointly and severally, that:

5.01.                   Existence, Qualification and Power; Compliance with Laws. Each of the Borrowers and each of Adena’s Subsidiaries (a) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdictions of its organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business (except to the extent that failure to have such governmental licenses, authorization, consents and approvals could not reasonably be expected to have a Material Adverse Effect) and (ii) execute, deliver and perform its obligations under the Loan Documents (to the extent a party thereto), (c) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license, and (d) is in compliance with all applicable Laws; except in each case referred to in clause (c) or (d), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.02.                    Authorization; No Contravention. The execution, delivery and performance by each of the Borrowers of the Loan Documents to which it is a party have been duly authorized by all necessary corporate, partnership and/or other action, and do not and will not (a) contravene the terms of either of the Borrowers’ Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien (other than the Liens created by the Collateral Documents) under, or require any payment to be made under (i) any Contractual Obligation to which either of the Borrowers or Adena’s Subsidiaries is a party or affecting either of the Borrowers or Adena’s Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which either of the Borrowers or Adena’s Subsidiaries is subject; or (c) violate any Law.

5.03.                    Binding Effect. This Agreement has been, and each other Loan Document to which it is a party when delivered hereunder, will have been, duly executed and delivered by each of the Borrowers. This Agreement constitutes, and each other Loan Document to which it is a party when so delivered will constitute, a legal, valid and binding obligation of each of the Borrowers enforceable against each of the Borrowers in accordance with its terms.

5.04.                    Financial Statements; No Material Adverse Effect.

(a)                                  The Financial Statements (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the consolidated financial condition of the relevant Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show all material indebtedness and other liabilities, direct or contingent, of such Borrower and its Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness.

(b)                                  Since the date of the Financial Statements, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

5.05.                   Disclosure. No report, financial statement, certificate or other information furnished (whether in writing or orally) by or on behalf of either of the Borrowers to the Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document, when read in its entirety, contained, as of the date of such report, financial statement, certificate or other information, any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, each Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

5.06.                    Litigation. There are no actions, suits, investigation, proceedings, claims or disputes pending or, to the best knowledge of each of the Borrowers, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against either of the Borrowers or any of Adena’s Subsidiaries or any of their properties that (a) purport to affect or pertain to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or thereby, or (b) either individually or in the aggregate, if determined adversely, could reasonably be expected to have a Material Adverse Effect.

5.07.                    No Default. Neither Adena nor any of Adena’s Subsidiaries is in default under or with respect to any Material Contract. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

5.08.                    Compliance with Laws. Each of the Borrowers and each of Adena’s Subsidiaries is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

5.09.                   Taxes. Each of the Borrowers and each of Adena’s Subsidiaries has filed all material tax returns and reports required to be filed with any Governmental Authority, and has paid all material taxes, assessments, fees and other governmental charges levied or imposed by any Governmental Authority upon it or its properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP. There is no proposed tax assessment against either of the Borrowers or any of Adena’s Subsidiaries or that could reasonably be expected, if made, to have a Material Adverse Effect. Neither of the Borrowers nor any of Adena’s Subsidiaries is party to any tax sharing agreement.

5.10.                  Liens. The assets of Adena and each of its Subsidiaries are subject to no Liens, other than Liens pursuant to any Loan Document.

5.11.                  Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, either of the Borrowers of any Loan Document to which it is party, except for filings or recordings with respect to the Collateral to be made, or otherwise delivered for filing and/or recordation, as of the Closing Date.

5.12.                  ERISA Matters. Neither of the Borrowers nor any of Adena’s Subsidiaries is subject to any obligations or liabilities, material or contingent, with respect to any Plan. None of the assets of either of the Borrowers or any of Adena’s Subsidiaries are “plan assets” (as defined in Section 3(7) of ERISA).

5.13.                       Labor Matters. Neither of the Borrowers nor any of Adena’s Subsidiaries has any employees.

5.14.                       Environmental, Health or Safety Matters.

(a)                                    Each of the Borrowers and each of Adena’s Subsidiaries has been and is in compliance with all applicable Environmental, Health or Safety Laws except to the extent that non-compliance could not reasonably be expected to have a Material Adverse Effect.

(b)                                   Each of the Borrowers and each of Adena’s Subsidiaries maintains and has been and is in compliance with all Environmental Permits required for its activities and operations and has timely filed all applications for such Environmental Permits and their renewal and all such Environmental Permits are in full force and effect except to the extent that non-compliance could not reasonably be expected to have a Material Adverse Effect.

(c)                                    Neither of the Borrowers is aware of any facts, circumstances or conditions, including reasonably anticipated changes in Environmental, Health or Safety Laws, that would (i) result in significant changes to or revocation of the Environmental Permits referred to in clause (b) above, or (ii) require significant changes to current or planned activities or operations of either of the Borrowers or any of Adena’s Subsidiaries.

(d)                                  Neither of the Borrowers nor any of Adena’s Subsidiaries has been subject to any proceeding, claim, notice or complaint relating to Environmental, Health or Safety Liability.

(e)                                   There is no past or present fact, status, condition, activity, occurrence, action or failure to act, including without limitation the presence or release of any Hazardous Materials (whether or not on the property of either of the Borrowers or any of Adena’s Subsidiaries), that forms or reasonably could form the basis for the imposition of any Environmental, Health or Safety Liability on either of the Borrowers or any of Adena’s Subsidiaries that could reasonably be expected to have a Material Adverse Effect.

5.15.                      Margin Regulations; Investment Company Act.

(a)                                   Neither of the Borrowers is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying Margin Stock, or extending credit for the purpose of purchasing or carrying Margin Stock.

(b)                                  Neither of the Borrowers is and neither of the Borrowers is required to be registered as an “investment company” under the U.S. Investment Company Act of 1940.

5.16.                      Insurance. The properties of each of the Borrowers and each of Adena’s Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Borrowers, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where each of the Borrowers and each of Adena’s Subsidiaries operates.

5.17.                      Subsidiaries; Equity Interests. Adena has no Subsidiaries other than those specifically disclosed in Part (a) of Schedule 5.17, and all of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the relevant Borrower in the amounts specified in Part (a) of Schedule 5.17 free and clear of all Liens. All of the outstanding Equity Interests in each of the Borrowers have been validly issued, are fully paid and nonassessable and are owned by the Persons and in the amounts specified in Part (b) of Schedule 5.17 free and clear of all Liens.

5.18.                     Intellectual Property; Licenses, Etc. Each of the Borrowers and each of Adena’s Subsidiaries owns, or possesses the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other intellectual property rights (collectively, “IP Rights”) that are necessary for, or are used in, the operation of its business, without conflict with the rights of any other Person. To the best knowledge of each of the Borrowers, all such IP Rights are valid and in full force and effect. Neither the Borrowers nor any of Adena’s Subsidiaries has given or received any notice of default or any event which with the lapse of time would constitute a default under any agreement relating to the IP Rights; neither the Borrowers nor any of Adena’s Subsidiaries nor, to the best knowledge of the Borrowers, any other Person, currently is in default with regard to any agreement relating to the IP Rights, and there exists no condition or event (including the execution, delivery and performance of the Loan Documents) which, with the giving of notice or the lapse of time or both, would constitute a default by the Borrowers or any of Adena’s Subsidiaries under any such agreement, or would give any Person any right of termination, cancellation or acceleration of any performance under any such agreement or result in the creation or imposition of any Lien. None of the IP Rights are subject to any Lien. To the best knowledge of each of the Borrowers, the conduct of the business of the Borrowers and each of Adena’s Subsidiaries does not infringe upon any intellectual property rights held by any other Person. No claim or litigation regarding any of the foregoing is pending or, to the best knowledge of each of the Borrowers, threatened.

5.19.                    Solvency. Each of the Borrowers is, and upon the incurrence of any Obligations, will be Solvent.

5.20.                    Hedging. Neither of the Borrowers nor any Affiliate of the Borrowers has engaged in any hedging transaction with respect to any Common Units.

ARTICLE VI.

AFFIRMATIVE COVENANTS

So long as the Commitment shall be in effect or any Loan or other Obligation shall remain unpaid or unsatisfied, each of the Borrowers shall (except in the case of the covenant set forth in Section 6.06(b), which shall apply to Adena and its Subsidiaries only), and shall (except in the case of the covenants set forth in Section 6.01, 6.02, 6.03, 6.09 and 6.10) cause each of Adena’s Subsidiaries to:

6.01.                    Financial Statements. Deliver to the Lender, in form and detail satisfactory to the Lender:

(a)                                  as soon as available, but in any event within 120 days after the end of the fiscal year of such Borrower, an unaudited consolidated balance sheet of such Borrower and its Subsidiaries as at the end of such fiscal year, and the related unaudited consolidated statements of operations, cash flows and partners’ capital for such fiscal year, all in reasonable detail and certified by a Responsible Officer of such Borrower as fairly presenting the financial condition, results of operations and cash flows of such Borrower prepared in accordance with GAAP; and

(b)                                   as soon as available and in any event within 45 days after the end of each fiscal quarter of such Borrower (other than the fourth fiscal quarter), an unaudited consolidated balance sheet of such Borrower and its Subsidiaries as at the end of such quarter, and the related unaudited consolidated statements of operations, cash flows and partners’ capital for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail, such consolidated statements to be certified by a Responsible Officer of such Borrower as fairly presenting the financial condition, results of operations and cash flows of such Borrower in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

6.02.                       Certificates; Other Information. Deliver to the Lender, in form and detail satisfactory to the Lender:

(a)                                   concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b), a duly completed Compliance Certificate of each Borrower signed by a Responsible Officer such Borrower;

(b)                                  promptly after delivery thereof to the investors or creditors of either of the Borrowers, copies of any financial statements and reports so delivered to investors or creditors generally;

(c)                                   promptly, and in any event within five Business Days after receipt thereof by either of the Borrowers or any of Adena’s Subsidiaries, copies of each notice or other correspondence received from any Governmental Authority concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of such Borrower or any such Subsidiary; and

(d)                                  promptly, such additional information regarding the business, financial or corporate affairs of either of the Borrowers or any of Adena’s Subsidiaries, or compliance with the terms of the Loan Documents, as the Lender may from time to time reasonably request.

6.03.                      Notices. Promptly notify the Lender:

(a)                                  of the occurrence of any Default;

(b)                                 of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including (i) breach or non-performance of, or any default under, a Contractual Obligation of Adena or any of its Subsidiaries; (ii) any dispute, litigation, investigation, subpoena, regulatory action, proceeding or suspension between either of the Borrowers or any of Adena’s Subsidiaries and any Governmental Authority; or (iii) the commencement of, or any material development in, any litigation or proceeding affecting either of the Borrowers or any of Adena’s Subsidiaries, including pursuant to any applicable Environmental, Health or Safety Laws;

(c)                                  of any material change in accounting policies or financial reporting practices by either of the Borrowers or any of Adena’s Subsidiaries;

(d)                                 of receipt of any notification from NRP pursuant to the NRP LP Agreement regarding its intent to take (or the taking of) any action (i) to register the Units under any Securities Laws, (ii) to file any registration statement under any Securities Laws or (iii) to acquire any of the Units pursuant to Section 15.1of the NRP LP Agreement; and

(e)                                  of the closing of the Second Contribution Transactions or of any amendment, modification, waiver or termination of or supplement to any Transaction Document.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of each of the Borrowers setting forth details of the occurrence referred to therein and stating what action the Borrowers have taken and propose to take with respect thereto. Each notice pursuant to Section 6.03(a) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

6.04.                    Payment of Obligations. Pay and discharge as the same shall become due and payable, all its obligations and liabilities, if the non-payment thereof could jeopardize in any respect the Lender’s Lien on the Collateral, including all such (a) tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by it; (b) lawful claims which, if unpaid, would by Law become a Lien upon its property; and (c) Indebtedness, as and when due and payable.

6.05.                    Preservation of Existence, Etc. (a) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdictions of its organization; (b) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (c) preserve or renew all of its IP Rights, the non-preservation of which could reasonably be expected to have a Material Adverse Effect.

6.06.                   Compliance with Laws and Material Contracts. (a) Comply in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect; and (b) perform its obligations under all Material Contracts.

6.07.                   Books and Records. Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of each of the Borrowers or any of Adena’s Subsidiaries, as the case may be.

6.08.                   Use of Proceeds. Use the proceeds of the Loans for general corporate purposes not in contravention of any Law or of any Loan Document.

6.09.                    NRP Distributions. Adena shall, and Foresight shall cause Adena to, deposit any distributions, including any quarterly distributions, it receives with respect to the Collateral Units in the Collateral Account.

6.10.                    Registration of Common Units. Provided that the Lender shall have received prior notice thereof, Adena or any of its Affiliates may request that, or take any actions to have, NRP register under the Securities Laws any Common Units that Adena or any of its Affiliates may acquire after the Closing Date that are not pledged and are not required to be pledged to the Lender as Collateral, provided that, upon request of the Lender, the Borrowers shall simultaneously make the same request and take the same actions in respect of the Collateral Units.

6.11.                    Further Assurances. Each of the Borrowers shall promptly, at its sole cost and expense, execute and deliver, or cause to be executed and delivered, to the Lender such further instruments and documents, and take such further action, as the Lender may, at any time and from time to time, reasonably request in order to carry out the intent and purpose of the Loan Documents and to establish and protect the rights, interests and remedies created, or intended to be created, in favor of the Lender hereby and thereby. The Borrowers shall pay, or reimburse the Lender upon demand for, any and all reasonable fees, costs and expenses of whatever kind or nature incurred in connection with the creation, preservation and protection of the Lender’s Lien on the assets of Adena under the Loan Documents including reasonable legal fees, other fees and taxes in connection with the recording or filing of instruments and documents in public offices, payment or discharge of any taxes or Liens upon or in respect of assets of the Borrowers, other fees, costs and expenses in connection with protecting, maintaining or preserving such assets and the Lender’s interest therein, whether through judicial proceedings or otherwise, or in defending or prosecuting any actions, suits or proceedings arising out of or related to such assets; and all such amounts that are paid by the Lender shall, until reimbursed by the Borrowers, constitute Obligations secured by the Collateral.

ARTICLE VII.
NEGATIVE COVENANTS

So long as the Commitment shall be in effect or any Loan or other Obligation shall remain unpaid or unsatisfied:

7.01.                   Liens. Adena shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien upon any of its property other than (a) Liens pursuant to any Loan Document, the Second Contribution Agreement and the Tenancy in Common Agreement and (b) Liens on any Common Units that Adena may acquire after the Closing Date and that are not pledged or required to be pledged as Collateral to the Lender.

7.02.                   Indebtedness. Adena shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur or assume any Indebtedness other than the Loans and the Indebtedness existing on the date hereof identified in Schedule 7.02.

7.03.                   Fundamental Changes. Neither of the Borrowers shall, nor shall they permit any of Adena’s Subsidiaries to, directly or indirectly, dissolve, liquidate, merge or consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except pursuant to the Second Contribution Agreement.

7.04.                     Dispositions. Subject to the Section 7.05, Adena shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, make any Disposition or enter into any agreement to make any Disposition other than any Disposition in connection with the Second Contribution Transactions, unless (a) no Default shall exist or would result from such Disposition; (b) such Disposition shall be for fair market value in an arm’s length transaction; and (c) such Disposition shall consist of property other than Collateral.

7.05.                     Restricted Payments. Adena shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, or issue or sell any Equity Interests; provided, however, that Adena may (i) distribute to its Affiliates any Equity Interests that it may acquire after the Closing Date that are not pledged or required to be pledged as Collateral to the Lender and (ii) permit its Subsidiaries to make Restricted Payments to Foresight so long as no Default has occurred and is continuing.

7.06.                    Change in Nature of Business. Adena shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, engage in any material line of business that is not reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which Adena or such Subsidiary is engaged on the Closing Date.

7.07.                    Amend Organization Documents; Change Capital Structure. Neither of the Borrowers shall, nor shall they permit any of Adena’s Subsidiaries to, directly or indirectly (a) amend its Organization Documents or (b) change its capital structure.

7.08.                    Transactions with Affiliates. Adena shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, enter into any transaction of any kind with any Affiliate of Adena, except in the ordinary course of business and pursuant to the reasonable requirements of Adena’s or such Subsidiary’s business and upon commercially reasonable terms (considering the overall relationship with such Affiliate) that are not materially less favorable to Adena or such Subsidiary, as the case may be, as would be obtainable by Adena or such Subsidiary at the time in a comparable arm’s length transaction with a Person other than an Affiliate.

7.09.                    ERISA. (a) Neither of the Borrowers shall, nor shall they permit any of Adena’s Subsidiaries to, maintain or contribute to, or agree to maintain or contribute to, or permit any ERISA Affiliate to maintain or contribute to or agree to maintain or contribute to, any employee benefit plan (as defined in Section 3(3) of ERISA) subject to Title IV or Section 302 of ERISA or Section 412 of the Code; and (b) neither of the Borrowers shall, nor shall they permit any of Adena’s Subsidiaries to, engage in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code, or substantially similar provisions under federal, state or local laws, rules or regulations or in any transaction that would cause any obligation or action taken or to be taken hereunder (or the exercise by the Lender of any of its rights under this Agreement or any other Loan Document) to be a non-exempt prohibited transaction under such provisions.

7.10.                     Labor Matters. Neither of the Borrowers shall, nor shall they permit any of Adena’s Subsidiaries to, have any employees.

7.11.                     Prepayment of Indebtedness. Adena shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, prepay, redeem, defease or repurchase any Indebtedness identified in Schedule 7.02.

7.12.                     Use of Proceeds. Neither of the Borrowers shall, nor shall they permit any of Adena’s Subsidiaries to, directly or indirectly, use the proceeds of any Loan, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry (within the meaning of Regulation U of the FRB) Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose.

7.13.                    Hedging. Neither of the Borrowers shall, nor shall they permit any of their Affiliates to, engage in any hedging activities with respect to any Common Units if such hedging activities would have the effect of tolling the holding period of the Collateral Units for purposes of Rule 144 under the Securities Act.

7.14.                    Collateral. (i) Neither of the Borrowers shall, nor shall they permit any of Adena’s Subsidiaries to, directly or indirectly, exercise any rights or otherwise take any action that shall impair the Collateral or the Lender’s rights therein; and (ii) neither of the Borrowers shall, nor shall they permit any of their Affiliates to, directly or indirectly, take any actions to have NRP register under the Securities Laws the Collateral Units without obtaining the Lender’s prior written consent.

7.15.                   Transaction Documents. Neither of the Borrowers shall, nor shall they permit any of Adena’s Subsidiaries to, directly or indirectly, permit or consent to any amendment, modification waiver or termination of or supplement to any Transaction Document that could adversely affect in any respect, as determined by the Lender in its sole discretion, the rights of the Borrowers under such documents or the rights of the Lender under the Loan Documents.

ARTICLE VIII.

EVENTS OF DEFAULT AND REMEDIES

8.01.                   Events of Default. Any of the following shall constitute an “Event of Default”:

(a)                                  Non-Pavment. Either of the Borrowers fails to pay (i) when and as required to be paid herein, any amount of principal of, or interest on, any Loan, including any prepayment pursuant to Section 2.03 or (ii) within three Business Days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or

(b)                                  Specific Covenants. Either of the Borrowers or any of Adena’s Subsidiaries fails to perform or observe any term, covenant or agreement contained in any of Section 6.03, 6.05(a), 6.08, 6.09 or 6.10 or Article VII of this Agreement or Adena fails to perform or observe any term, covenant or agreement contained in the Security Agreement; or

(c)                                  Other Defaults. Either of the Borrowers or any of Adena’s Subsidiaries (i) fails to perform or observe any term, covenant or agreement contained in Section 6.01 or 6.02 of this Agreement and such failure continues unremedied for 5 days or (ii) fails to perform or observe any other covenant or agreement (not specified in subsection (a), (b) or (c)(i) above) contained in any Loan Document on its part to be performed or observed and such failure continues unremedied for 30 days; or

(d)                                 Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of either of the Borrowers or any of Adena’s Subsidiaries (i) herein or in any other Loan Document shall be incorrect or misleading when made or deemed made or (ii) in any certificate, financial statement or other document delivered in connection herewith or in connection with any other Loan Document shall be materially incorrect or misleading when made or deemed made and, in any such case but only if such inaccuracy is susceptible to cure, such inaccuracy shall continue unremedied for a period of 30 days after the earlier of (A) knowledge thereof by either of the Borrowers and (B) receipt by Foresight of notice thereof from the Lender; or

(e)                                 Cross-Default. (i) Either of the Borrowers or any of Adena’s Subsidiaries fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder) having an aggregate principal amount of more than the Threshold Amount; (ii) either of the Borrowers or any of Adena’s Subsidiaries fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded; or (iii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which either of the Borrowers or any of Adena’s Subsidiaries is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which either of the Borrowers or any of Adena’s Subsidiaries is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by such Borrower or any of Adena’s Subsidiaries as a result thereof is greater than the Threshold Amount; or

(f)                                   Insolvency Proceedings, Etc. Either of the Borrowers or any of Adena’s Subsidiaries, or NRP or any Affiliate of NRP that Controls NRP, institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged for 30 days; or any proceeding under any Debtor Relief

Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed for 30 days, or an order for relief is entered in any such proceeding; or

(g)                               Inability to Pay Debts; Attachment. (i) Either of the Borrowers or any of Adena’s Subsidiaries, or NRP or any Affiliate of NRP that Controls NRP, becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released or vacated within 30 days after its issue or levy; or

(h)                               Judgments. There is entered against either of the Borrowers or any of Adena’s Subsidiaries (i) a final judgment, decree or order for the payment of money in an aggregate amount exceeding the Threshold Amount or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced upon such judgment or order or (B) such judgment, order or decree shall not have been vacated or discharged within 30 days from entry; or

(i)                                    Invalidity of Loan Documents. Any provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or either of the Borrowers or any of Adena’s Subsidiaries or any other Person contests in any manner the validity or enforceability of any provision of any Loan Document; or either of the Borrowers or any of Adena’s Subsidiaries, or any Person acting on behalf of any of the foregoing, denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any provision of any Loan Document; or

(j)                                     Lien Defects. Any Lien created by any of the Collateral Documents shall at any time fail to constitute a valid and perfected Lien on all of the Collateral purported to be subject thereto, securing the Obligations purported to be secured thereby, subject to no prior or equal Lien, or either of the Borrowers (or, with respect to any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), the party having control (as defined in Sections 8-106 and 9-106 of the UCC) of such Collateral) shall so assert in writing; or

(k)                                  Material Adverse Change. Any event shall occur which has had or could reasonably be expected to have a Material Adverse Effect; or

(1)                                  Change in Control. There is a Change in Control of either of the Borrowers; or

(m)                            NRP Events. (i) A tender offer is made in respect of any outstanding Equity Interests in NRP; (ii) on any Trading Day the Closing Price of the listed Common Units shall be less than $17.50 per Common Unit; (iii) the Common Units cease to be listed on the New York Stock Exchange; (iv) NRP or any of its material assets are nationalized or expropriated by a Governmental Authority; or (v) NRP merges or consolidates with or into another Person or Disposes of (whether in one transaction or in a series of transactions) all or substantially all of its assets.

8.02.                    Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Lender may take any or all of the following actions:

(a)                                  declare the Commitment to be terminated, whereupon the Commitment shall be terminated;

(b)                                 declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by each of the Borrowers; and

(c)                                  exercise all rights and remedies available to it under the Loan Documents (including, without limitation, the enforcement of any and all Liens created pursuant to the Collateral Documents) and applicable Law;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to either of the Borrowers under the Bankruptcy Code or any other similar Debtor Relief Law, the Commitment shall automatically terminate and the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Lender.

8.03.                    Priority of Remedies. Notwithstanding any other provision of this Agreement or the other Loan Documents, if an Event of Default occurs and is continuing the Lender shall first be required to exercise all rights and remedies available to it against the Collateral, then against Adena and only against Foresight if it has exercised its rights and remedies against the Collateral and Adena; provided, however, that the Lender shall not be required to proceed against Adena before enforcing its rights and remedies against Foresight if (a) either of the Borrowers announces that it will be dissolved or liquidated or consents to the institution of any proceeding under any Debtor Relief Law or makes any assignment for the benefit of creditors or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Borrower; or any proceeding under any Debtor Relief Law relating to any such Borrower or to all or any material part of its property is instituted without the consent of such Borrower, or an order for relief is entered in any such proceeding, (b) Adena’s only material asset is the Collateral or (c) any Law, order, writ, injunction, decree or other legal impediment makes it unlawful to or restricts the ability of the Lender to enforce its rights and remedies against Adena.

8.04.                   Application of Funds. In connection with the exercise of remedies provided for in Section 8.02 and 8.03 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall be applied by the Lender in such order as it elects in its sole discretion.

ARTICLE IX.
MISCELLANEOUS

9.01.                        Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by either of the Borrowers therefrom, shall be effective unless in writing signed by the Lender and the Borrowers, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

9.02.                        Notices; Effectiveness; Electronic Communication.

(a)                                    Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile transmission, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 9.02.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile transmission shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b)                                   Electronic Communications. Notices and other communications to the Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Lender. The Lender or the Borrowers may, in its or their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Lender otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)                                   Change of Address, Etc. Each of the Borrowers and the Lender may change its address, facsimile number or telephone number for notices and other communications hereunder by notice to the other party.

(d)                                   Reliance by the Lender. The Lender shall be entitled to rely and act upon any notices (including telephonic Loan Notices) purportedly given by or on behalf of the Borrowers, even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrowers shall indemnify the Lender and the Related Parties of the Lender from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of such Borrower. All telephonic notices to and other telephonic communications with the Lender may be recorded by the Lender and the Borrowers hereby consents to such recording.

(e)                                    Process Agent. Each of the Borrowers hereby agrees that service of all writs, process and summonses in any suit, action or proceeding brought under any Loan Document in the State of New York may be made upon Corporation Service Company, presently located at 1133 Avenue of the Americas, Suite 3100, New York, NY 10036 (the “Process Agent”), and each of the Borrowers hereby confirms and agrees that the Process Agent has been duly and irrevocably appointed as its agent and true and lawful attorney-in-fact in its name, place and stead to accept such service of any and all such writs, process and summonses, and agree that the failure of the Process Agent to give any notice of any such service of process to such Borrower shall not impair or affect the validity of such service or of any judgment based thereon.

9.03.                       No Waiver; Cumulative Remedies. No failure by the Lender to exercise, and no delay by the Lender in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

9.04.                      Expenses; Indemnity; Damage Waiver.

(a)                                   Costs and Expenses. The Borrowers shall pay (i) all reasonable out of pocket expenses incurred by the Lender and its Affiliates (including the fees, charges and disbursements of counsel for the Lender) in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents (in case of the foregoing, the related counsel fees, charges and disbursements shall be capped at $250,000) or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all reasonable out of pocket expenses incurred by the Lender (including the fees, charges and disbursements of any counsel for the Lender) as incurred in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made hereunder, including all such out of pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b)                                 Indemnification by the Borrowers. Subject to Section 9.04(a), the Borrowers shall indemnify the Lender and each Related Party of the Lender (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee) incurred by any Indemnitee or asserted against any Indemnitee by any Person arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or thereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by either of the Borrowers, or any Environmental, Health or Safety Liability, (iv) establishing, terminating, liquidating or reestablishing any hedging transaction relating to this Agreement or the Collateral following the occurrence of an Event of Default, or (v) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, brought by any Person, and regardless of whether any Indemnitee is a party thereto; provided; that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by the Borrowers against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Borrowers have obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

(c)                                   Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, the Borrowers shall not assert, and each Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(d)                                 Payments. All amounts due under this Section shall be payable on demand therefor.

(e)                                  Survival. The agreements in this Section shall survive the termination of the Commitment and repayment of all Obligations under the Loan Documents.

9.05.                     Payments Set Aside. To the extent that any payment by or on behalf of any Borrower is made to the Lender, or the Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

9.06.                       Successors and Assigns.

(a)                                    Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of the Lender and the Lender may not assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (c) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (d) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). As long as no Default has occurred and is continuing, Foresight’s written consent shall be required for any assignment by the Lender pursuant to Section 9.06(b), other than an assignment by the Lender to an Affiliate of the Lender. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (c) of this Section and, to the extent expressly contemplated hereby, the Indemnitees and Affiliates of the Lender) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)                                  Assignments by Lender. The Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Commitment and the Loans at the time owing to it) pursuant to documentation acceptable to the Lender and the assignee. From and after the effective date specified in such documentation, such Eligible Assignee shall be a party to this Agreement and, to the extent of the interest assigned by the Lender, have the rights and obligations of the Lender under this Agreement, and the Lender shall, to the extent of the interest so assigned, be released from its obligations under this Agreement (and, in the case of an assignment of all of the Lender’s rights and obligations under this Agreement, shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.03, 3.04, 3.06, 9.04 and 9.05 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, each of the Borrowers (at their expense) shall execute and deliver new or replacement Notes to the Lender and the assignee, and shall execute and deliver any other documents reasonably necessary or appropriate to give effect to such assignment and to provide for the administration of this Agreement after giving effect thereto.

(c)                                   Participations. The Lender may at any time, without the consent of, or notice to, the Borrowers, sell participations to any Person (other than the Borrowers or any of their Affiliates) (each, a “Participant”) in all or a portion of the Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) the Lender’s obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the Borrowers for the performance of such obligations and (iii) the Borrowers shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement; and (iv) no Participant under any such participation shall have any rights of the Lender under this

Agreement, including any right to make a demand or right to approve any amendment or waiver of any provision of this Agreement or any Note, or any consent to any departure by the Borrowers therefrom, except to the extent that such amendment, waiver or consent would reduce the principal of, or interest on, any Note or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, or postpone any date fixed for any payment of principal of, or interest on, any Note or any fees or other amounts payable hereunder or amend this Section 9.06(c) in any manner adverse to such Participant, in each case to the extent subject to such participation.

(d)                                   Certain Pledges. The Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under the Note, if any) to secure obligations of the Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release the Lender from any of its obligations hereunder or substitute any such pledgee or assignee for the Lender as a party hereto.

(e)                                   Syndication. Subject to Section 9.06(c), in the event that the Lender syndicates all or a portion of its rights and obligations under this Agreement (including all or a portion of the Commitment and the Loans at the time owing to it), either by assignment or participation or otherwise, the Lender agrees to serve as administrative agent such that the Borrowers will not be obligated to communicate with such assignees or participants but instead can provide all information, notices and other communications to the Lender only, provided, that the Borrowers shall execute and deliver any amendments to the Loan Documents or any other documents reasonably necessary or appropriate to give effect to such syndication and to provide for the administration of this Agreement after giving effect thereto.

9.07.                      Confidentiality. The Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential) to use such Information solely in connection with the transactions contemplated by the Loan Documents, (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by applicable Laws or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement and the other Loan Documents or (ii) any actual or prospective counterparty (and its advisors) to any swap or derivative transaction relating to either Borrower and its obligations, (g) with the consent of Foresight or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Lender or any of its Affiliates on a nonconfidential basis from a source other than the Borrowers.

For purposes of this Section, “Information” means all information received from the Borrowers relating to the Borrowers and/or their Subsidiaries, including any information included in the Financial Statements provided pursuant to this Agreement, other than any such information that is available to the Lender on a nonconfidential basis prior to disclosure by the Borrowers, provided that, in the case of information received from the Borrowers after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

9.08.                       Right of Setoff. If an Event of Default shall have occurred and be continuing, the Lender and each of its Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by the Lender or any such Affiliate to or for the credit or the account of a Borrower against any and all of the obligations of such Borrower now or hereafter existing under this Agreement or any other Loan Document to the Lender, irrespective of whether or not the Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of such Borrower may be contingent or unmatured or are owed to a branch or office of the Lender or any such Affiliate different from the branch or office holding such deposit or obligated on such indebtedness. The rights of the Lender and its Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that the Lender or its Affiliates may have. The Lender agrees to notify the relevant Borrower promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

9.09.                      Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate’’). If the Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the relevant Borrower. In determining whether the interest contracted for, charged, or received by the Lender exceeds the Maximum Rate, the Lender may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations.

9.10.                     Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Lender and when the Lender shall have received a counterpart hereof that bears the signature of each of the Borrowers. Delivery of an executed counterpart of a signature page of this Agreement via telecopy or e-mail shall be effective as delivery of a manually executed counterpart of this Agreement.

9.11.                       Survival of Representations and Warranties. All representations and warranties made hereunder, in any Loan Notice and in any other Loan Document or other document required to be delivered pursuant hereto or thereto or required to be delivered in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Lender and shall continue in full force and effect as long as any Loan or any other Obligation shall remain unpaid or unsatisfied.

9.12.                       Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.13.                      Governing Law; Jurisdiction; Etc.

(a)                                   GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b)                                  SUBMISSION TO JURISDICTION. EACH OF THE BORROWERS IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY AND CITY OF NEW YORK, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWERS OR THEIR PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)                                    WAIVER OF VENUE. EACH OF THE BORROWERS IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)                                   SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

9.14.                       Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

9.15.                       Judgment.

(a)                                   If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under any Loan Document in Dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Lender could purchase Dollars with such other currency at the Lending Office at 11:00 A.M. on the Business Day preceding that on which final judgment is given.

(b)                                  The obligations of a Borrower in respect of any sum due to the Lender under any Loan Document shall, notwithstanding any judgment in any currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in such other currency, the Lender may in accordance with normal banking procedures purchase Dollars with such other currency. If the amount of Dollars so purchased is less than such sum due to the Lender, the relevant Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Lender against such loss, and if the amount of Dollars so purchased exceeds such sum due to the Lender, the Lender agrees to remit to such Borrower such excess.

9.16.                      USA Patriot Act Notice. The Lender hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title I11 of Pub. L. 107-56 (signed into Law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of each of the Borrowers and other information that will allow the Lender to identify the Borrowers in accordance with the Act. The

Borrowers agree to provide such information and take such actions as are reasonably requested by the Lender in order to assist the Lender in maintaining compliance with its procedures, the Patriot Act and any other applicable Laws.

9.17.                      Bankruptcy Code. The parties hereto agree that, to the fullest extent permitted by applicable Law, this Agreement, the Security Agreement and any other arrangement or other credit enhancement related to this Agreement and the Security Agreement is a “securities contract” as such term is defined in Section 741(7) of the Bankruptcy Code, qualifying for protection under Section 555 of the Bankruptcy Code; any cash, securities or other property transferred as Collateral is transferred in connection with a securities contract.

9.18.                      Lender Calculations and Certifications. Calculations, certifications and notations regarding the outstanding amount of Loans and interest and payments thereon, in each case made by the Lender pursuant to Sections 2.06, 2.07, 3.01(c) and 3.03(c) of this Agreement, shall be prima facie evidence of the correctness thereof.

9.19.                      Joint and Several Liability. All Loans, upon funding, shall be deemed to be jointly funded to and received by the Borrowers. Each Borrower is jointly and severally liable under this Agreement for all Obligations, regardless of the manner or amount in which proceeds of Loans are used, allocated, shared or disbursed by or between the Borrowers themselves, or the manner in which the Lender accounts for such Loans on its books and records or the Notes (if any). Each Borrower shall be liable for all amounts due to the Lender from the Borrowers under this Agreement and the other Loan Documents, regardless of which Borrower actually receives Loans hereunder or the amount of such Loans received or the manner in which the Lender accounts for such Loans on its books and records or the Notes (if any). Each Borrower’s Obligations with respect to Loans made to it, and such Borrower’s Obligations arising as a result of the joint and several liability of such Borrower hereunder with respect to Loans made to the other Borrower hereunder shall be separate and distinct obligations, but all such Obligations shall be primary obligations of such Borrower. With respect to any Borrower’s Obligations arising as a result of the joint and several liability of the Borrowers hereunder with respect to the Loans made to the other Borrower hereunder, such Borrower waives, until the Obligations shall have been paid in full and this Agreement shall have been terminated, any right to enforce any right of subrogation or any remedy which the Lender now has or may hereafter have against the other Borrower with respect to all or any part of the Obligations, and any benefit of, and any right to participate in, any security or collateral given to the Lender to secure payment of the Obligations or any other liability of any Borrower to the Lender.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FORESIGHT RESERVES, LP

By:	/s/ Donald R. Holcomb
Name:Donald R. Holcomb
Title:Authorized Person

ADENA MINERALS, LLC

By:	/s/ Donald R. Holcomb
Name:Donald R. Holcomb
Title:Authorized Person

CITIBANK, N.A.

By:	/s/ Jason Shrednick
Name:
Title:

Exhibit A

Form of Loan Notice

Exhibit B

Form of Note

Exhibit C

Form of Compliance Certificate

Exhibit D-1

Counsel Opinion Matters — Latham & Watkins LLP

Exhibit D-2

Counsel Opinion Matters — Bailey & Glasser LLP

Exhibit E

Security Agreement

Exhibit F

Issuer Consent Letter

Exhibit C

EXECUTION COPY

SECURITY AGREEMENT

SECURITY AGREEMENT (this “Agreement”) dated as of August 24, 2007, between ADENA MINERALS, LLC, a limited liability corporation organized under the laws of Delaware (the “Pledgor”), and CITIBANK, N.A. (the “Secured Party”).

R E C I T A L S

WHEREAS, FORESIGHT RESERVES LP, a limited partnership organized under the laws of Nevada (“Foresight”), the Pledgor (Foresight and the Pledgor, the “Borrowers”) and the Secured Party have entered into a Margin Loan Agreement, dated as of August 24, 2007, as amended from time to time (the “Margin Loan Agreement”), pursuant to which the Secured Party agrees to make loans to the Borrowers in accordance with the provisions therein (the “Loans”);

WHEREAS, the Pledgor has agreed to make available to the Secured Party certain collateral to secure the Borrowers’ obligations under the Margin Loan Agreement;

WHEREAS, the Pledgor is the legal and beneficial owner of 8,910,072 common limited partner units of Natural Resource Partners L.P. (the “Units”), a limited partnership organized under the laws of Delaware (the “Issuer”);

WHEREAS, the Pledgor is a wholly-owned subsidiary of Foresight and the Pledgor acknowledges and agrees that it has derived a benefit from Foresight’s entry into the Margin Loan Agreement (in conjunction with the Pledgor);

WHEREAS, it is a condition precedent to the Secured Party’s extending credit to the Borrowers under the Margin Loan Agreement that the Pledgor executes and delivers to and for the benefit of the Secured Party a security agreement, pursuant to which the Pledgor pledges and grants a security interest in the Units to the Secured Party as collateral for the Borrowers’ obligations under the Margin Loan Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions.

(a)            Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Margin Loan Agreement. As used in this Agreement, the following terms have the respective meanings set forth below:

“Class B Units” means Class B limited partner units of the Issuer.

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“Collateral” has the meaning assigned to such term in Section 2.

“Collateral Account” shall mean a securities account (as defined in Section 8-501 of the UCC) maintained by the Custodian in the name of the Pledgor with the account number 768-66152-1-7-473 or any successor account or accounts (whether maintained by the Custodian or another financial institution) in or to which any Collateral is now or hereafter held or credited.

“Control” means “control” as defined in Section 8-106 and Section 9-106 of the UCC.

“Control Agreement” means the agreement, in the form attached hereto as Exhibit A, between the Pledgor, the Secured Party and the Custodian dated as of August 24, 2007 pursuant to which the Secured Party obtains Control of the Collateral held in or credited to the Collateral Account.

“Custodian” means Citigroup Global Markets Inc. or any successor entity maintaining the Collateral Account.

“Exchange Day” means any day on which the New York Stock Exchange is open.

“Issuer” has the meaning assigned to such term in the Recitals.

“Pledged Agreement” means the NRP LP Agreement as the same may be amended, restated or otherwise modified from time to time.

“Secured Obligations” means, collectively, (a) the principal and interest on the Loans and all other amounts from time to time owing to the Secured Party by the Borrowers under the Loan Documents (including all interest thereon), (b) all other Obligations of the Borrowers to the Secured Party under the Loan Documents and (c) all obligations of the Pledgor to the Secured Party hereunder.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Unit Collateral” means: (i) the Units; (ii) all dividends, shares, securities, cash, instruments, moneys or property (a) representing a dividend, distribution or return of capital in respect of any of the Units or other property described in this definition, (b) resulting from a split-up, revision, reclassification, recapitalization or other similar change with respect to the Units or other property described in this definition, (c) otherwise received in exchange for or converted from any of the Units or other property described in this paragraph and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, the Units or other property described in this definition; and (iii) in the event of any consolidation or merger in which the Issuer is not the surviving entity, all units of each class of the limited partnership units of the

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successor entity formed by or resulting from such consolidation or merger that are exchanged for the Units.

“Units” has the meaning assigned to such term in the Recitals.

(b)           Rules of Construction.

(i)            The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import, when used in this Agreement, shall be construed to refer to this Agreement in its entirety and not to any particular provision thereof, (iv) all references in this Agreement to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement in which such references appear, (v) any reference to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such Law and any reference to any Law shall, unless otherwise specified, refer to such Law as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(ii)           In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including”.

(iii)          Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(iv)          In the event of any direct conflict between the express terms and provisions of this Agreement and of the Margin Loan Agreement, the terms and provisions of the Margin Loan Agreement shall control.

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Section 2. The Pledge. As collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the Secured Obligations, the Pledgor hereby pledges and grants to the Secured Party a security interest in all of the Pledgor’s right, title and interest in the following property, whether now owned by the Pledgor or hereafter acquired and whether now existing or hereafter coming into existence (all being collectively referred to in this Agreement as “Collateral”):

(a)           the Unit Collateral;

(b)           the Pledged Agreement;

(c)            each Collateral Account and any cash, securities (including any Unit Collateral) or other property held therein or credited thereto, including security entitlements, as defined in § 8-102(a)(17) of the UCC, with respect to any of the foregoing; and

(d)            all cash and non-cash proceeds (including proceeds of proceeds) of any of the foregoing, including, all (i) accounts, benefits, cash, chattel paper, contract rights, deposit accounts, distributions, dividends, including documents of title, equipment, general intangibles, instruments, interest, inventory, investment property, premiums, profits, and other property from time to time received, receivable, or otherwise distributed in respect of or in exchange for, or as a replacement of or a substitution for, (x) any of the Unit Collateral or proceeds thereof (including any cash, equity interests (including shares, units, options, warrants, interests, participations, or other equivalents regardless of how designated of or in the Issuer) or other securities or instruments issued after any recapitalization, readjustment, reclassification, merger or consolidation with respect to the Issuer and any security entitlements with respect thereto with respect to any of the Unit Collateral) or (y) the Pledged Agreement; (ii) “Proceeds,” as such term is defined in the UCC; (iii) proceeds of any insurance, indemnity, warranty, or guaranty (including guaranties of delivery) payable from time to time with respect to any of the Unit Collateral or the Pledged Agreement or the proceeds of any thereof; (iv) payments (in any form whatsoever) made or due and payable to the Pledgor from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Unit Collateral or the Pledged Agreement or the proceeds of any thereof; and (v) other amounts from time to time paid or payable under or in connection with any of the Unit Collateral or the Pledged Agreement or the proceeds of any thereof.

Section 3. Collateral Maintenance and Administration.

(a)            On or before the date hereof, (i) the Pledgor shall have delivered certificates evidencing the Units registered in the name of the Pledgor accompanied by stock powers duly endorsed in blank, all in form sufficient for the re-registration of the Units (a) in the name of Cede & Co. for credit to the Custodian’s securities account maintained with the Depository Trust Company for further credit to the Collateral

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Account or (b) in the name of the Custodian for further credit to the Collateral Account and (ii) the parties shall have executed and delivered the Control Agreement.

(b)           Any delivery by the Pledgor of securities as Collateral shall be effected (i) in the case of shares or other securities not credited to a securities account at the time of delivery, delivery of certificates evidencing such shares or other securities registered in the name of the Pledgor to the Secured Party accompanied by undated stock powers duly executed by the Pledgor in blank, (ii) in the case of shares or other securities in respect of which security entitlements are held by the Pledgor through a securities intermediary (including, without limitation, the Secured Party or the Custodian), by the crediting of such shares or other securities, accompanied by any required transfer tax stamps, to a securities account of the Custodian at such securities intermediary, or, at the option of the Custodian at another securities intermediary satisfactory to the Custodian and the crediting by the Custodian of such securities to the Collateral Account or (iii) by complying with such alternative delivery instructions as the Secured Party shall provide to the Pledgor in writing.

(c)            On and after the date hereof, all dividends and other distributions on the Unit Collateral, including without limitation, all cash and non-cash proceeds. described in Section 2(d), shall be paid directly to the Secured Party or to the Custodian for credit to the Collateral Account. If any such amounts or property shall be received by the Pledgor, the Pledgor shall immediately cause such amounts and property to be deposited in the Collateral Account. The Secured Party shall have the right to withdraw any funds on deposit in the Collateral Account at any time for application to amounts owing under the Margin Loan Agreement.

(d)           Upon demand, the Pledgor shall pay to the Secured Party the amount of any taxes that the Secured Party may be required to pay by reason of the security interest granted herein or to free any Collateral from any Lien thereon.

(e)            The Secured Party shall have no rehypothecation rights with respect to the Unit Collateral.

(f)            At all times prior to the disposition of any Units by the Secured Party pursuant to Section 6 herein, the Pledgor shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Unit Collateral for all purposes not inconsistent with the terms of this Agreement, the Margin Loan Agreement or any other instrument or agreement referred to herein; provided that the Pledgor agrees that the Pledgor will not vote the Units in any manner that is inconsistent with the terms of this Agreement, the Margin Loan Agreement or any such other instrument or agreement or would reasonably be expected to have a material adverse effect on the value of the Units or the Secured Party’s interest therein. For the avoidance of doubt, the Secured Party shall have no voting rights with respect to the Units, except to the extent that the Secured Party buys any Units in a sale or other disposition made pursuant to Section 6(b).

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Section 4. Representations and Warranties. The Pledgor represents and warrants to the Secured Party as of the date hereof, which representations and warranties shall be deemed repeated on each day on which that the Pledgor delivers Collateral hereunder:

(a)           Perfection. By virtue of the execution and delivery by the Pledgor of this Agreement, (i) with respect to the Unit Collateral, when the Units, certificates or other documents representing or evidencing the Unit Collateral are delivered to the Secured Party in accordance with this Agreement and (ii) with respect to the Collateral Account and any property from time to time credited thereto, including any Unit Collateral, when a Control Agreement in substantially the form of Exhibit A hereto (or otherwise in form and substance satisfactory to the Secured Party) is executed by the Pledgor and the Custodian with respect to the Collateral Account and (iii) with respect to the Pledgor’s rights, title and interest in the Pledged Agreements, when a UCC financing statement indicating the Collateral has been filed in the offices of the Secretary of State of Delaware (naming the Pledgor as the debtor and the Secured Party as the secured party), the Secured Party will have a valid and perfected first priority security interest in such Collateral.

(b)           Ownership and Liens. The Pledgor is the legal and beneficial owner of the Collateral (or in the case of financial assets from time to time credited to a Collateral Account the beneficial owner thereof) and no Lien exists or will exist upon such Collateral at any time, except for the pledge and security interest in favor of the Secured Party created or provided for in this Agreement.

(c)            Status of Pledged Units. The Units are (i) to the Pledgor’s actual knowledge, duly authorized and validly existing and (ii) fully paid and non-assessable and none of the Units are or will be subject to any legal or contractual restriction, or any restriction under the Organization Documents of the Issuer, upon the pledge of the Units hereunder, other than those arising under the Securities Act. The Pledgor acquired: (i) 3,913,080 Units and 541,956 Class B Units on January 4, 2007 from the Issuer against payment in full and, except with respect to the Class B Units, has held them continuously thereafter, (ii) 3,913,080 Units and 541,956 Class B Units on April 19, 2007 as a result of a two-for-one split declared by the Issuer, and, except with respect to the Class B Units, has held them continuously thereafter and (iii) 1,083,912 Units on June 11, 2007 upon conversion of the Class B Units referred to in (i) and (ii) above, and has held them continuously thereafter. The Pledgor’s holding period for the Units, determined as provided in Rule 144 under the Securities Act, commenced less than two years prior to the date of this Agreement. The pledge of the Units hereunder constitutes a bona fide pledge with full recourse to the Borrowers. The Units represent all of the Pledgor’s interest in the Issuer other than the Pledgor’s rights pursuant to the Second Contribution Agreement.

(d)           Status of Pledged Agreements. Each Pledged Agreement has been duly and validly authorized, executed and delivered by the Pledgor and is a legal, valid and binding obligation of the Pledgor and, to the best of Pledgor’s knowledge, the Issuer, enforceable against the Pledgor and, to the best of Pledgor’s knowledge, the Issuer, in

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accordance with its terms. The Pledgor has provided a true and correct copy of each Pledged Agreement to the Secured Party.

Section 5. Covenants. In furtherance of the pledge and grant of security interest pursuant to Section 2, until such time as all Secured Obligations have been paid in full, the Pledgor hereby agrees with Secured Party as follows:

(a)           The Pledgor agrees to take such other action as the Secured Party shall deem necessary or appropriate to duly record the Lien created under this Agreement in the Collateral, including executing, delivering, filing and/or recording, in such locations and jurisdictions as Secured Party shall specify (and hereby authorizes the Secured Party to file or record), any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable (in the judgment of the Secured Party) to create, preserve, perfect or validate the security interest granted pursuant hereto or to enable the Secured Party to exercise and enforce its rights under this Agreement with respect to such security interest, including executing and delivering or causing the execution and delivery of a Control Agreement with respect to any Collateral Account.

(b)           Without the prior written consent of the Secured Party, the Pledgor shall not, after the date hereof, file or authorize or permit to be filed, in any jurisdiction, any financing statement or like instrument with respect to the Collateral in which the Secured Party is not named as the sole secured party.

(c)           The Pledgor shall not close any Collateral Account or transfer any Collateral held therein or credited thereto without (i) obtaining the prior written consent of the Secured Party and (ii) entering into such agreements as the Secured Party may in its sole discretion require to ensure the continued priority and perfection of its lien on such Collateral.

(d)           Without at least thirty (30) days’ prior written notice to the Secured Party, the Pledgor shall not (i) maintain any of the Pledgor’s books and records with respect to the Collateral at any office, or maintain the Pledgor’s place of business (or, if the Pledgor has more than one place of business, Pledgor’s chief executive office) at any place other than at the address indicated on the signature page hereof or (ii) change the Pledgor’s name, or the name under which the Pledgor does business, or the form or jurisdiction of Pledgor’s organization from the name, form and jurisdiction set forth on the first page of this Agreement.

Section 6. Remedies.

(a)            In addition to the rights and remedies specified herein, the Secured Party shall have all of the rights and remedies with respect to the Collateral of a “secured party” under the UCC (whether or not the UCC is in effect in the jurisdiction where the rights and remedies are asserted) and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies under this Agreement may be asserted.

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(b)           Subject to the limitations set forth below in this Section 6, at any time that an Event of Default has occurred and is continuing, the Secured Party shall be entitled to do any or all of the following (to the fullest extent permitted under the laws in effect in any jurisdiction where any right or remedy under this Agreement may be asserted):

(i)            Deliver or cause to be delivered from any Collateral Account to itself or to an affiliate, the Units;

(ii)           Demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral, in its own name, in the name of the Pledgor or otherwise; provided, however, that the Secured Party shall have no obligation to take any of the foregoing actions;

(iii)          Sell, lease, assign or otherwise dispose of all or any part of the Collateral, at such place or places and at such time or times as the Secured Party deems best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, upon such terms and conditions as it deems advisable, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required by applicable Law and cannot be waived), and the Secured Party may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale (or, to the extent permitted by Law, at one or more private sales) and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of the Pledgor, any such demand, notice and right or equity being hereby expressly waived and released. The Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned.

(c)           The Pledgor and the Secured Party agree that:

(i)            The Secured Party shall not be entitled to exercise its remedies hereunder in a manner that would cause it (or any Affiliate of it) to become at any one time the beneficial owner of more than 9.9% of the limited partnership units of the Issuer then outstanding;

(ii)           The Secured Party will not knowingly sell or otherwise dispose of any Units hereunder in a manner that would result in any Person (or any group of affiliated Persons) becoming the beneficial owner of more than 9.9% of the limited partnership units of the Issuer then outstanding; and

(iii)          The Secured Party will not sell hereunder, in any single transaction, to one or more purchasers, an amount of Units in excess of 9.9% of the limited partnership units of the Issuer then outstanding. The Pledgor hereby

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(x) acknowledges that selling or otherwise disposing of the Collateral in accordance with the restrictions set forth in this Section 6(c) may result in prices and terms less favorable to the Secured Party than those that could be obtained by selling or otherwise disposing of the Units in a single transaction to a single purchaser and (y) agrees and acknowledges that no method of sale or other disposition of Collateral shall be deemed commercially unreasonable because of any action taken or not taken by the Secured Party to comply with such restrictions.

(d)           The Pledgor further recognizes that, by reason of certain prohibitions contained in the Securities Act and applicable state securities Laws, the Secured Party may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges that any such private sales may be at prices and on terms less favorable to the Secured Party than those obtainable through a public sale without such restrictions, and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner and that the Secured Party shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the Issuer or issuer thereof to register it for public sale.

(e)            The Pledgor agrees and acknowledges that the Units are customarily sold on the New York Stock Exchange, which is a recognized market, within the meaning of Section 9-610 of the UCC.

(f)            If the Secured Party shall determine to exercise its right to sell all or any portion of the Collateral pursuant to this Section 6, the Pledgor agrees that, upon request of the Secured Party, the Pledgor will, at its own expense:

(i)            execute and deliver, or cause the officers and directors of the Issuer to execute and deliver, to any Person or Governmental Authority as the Secured Party may choose, any and all documents and writings which, in the Secured Party’s reasonable judgment, may be necessary or appropriate for approval, or be required by, any Governmental Authority located in any city, county, state or country where the Pledgor or the Issuer engage in business, in order to transfer or to more effectively transfer the Collateral or otherwise enforce the Secured Party’s rights hereunder; and

(ii)           do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable Law.

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(g)           Except as otherwise expressly provided in this Agreement, the proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant hereto, and any other cash held by the Secured Party following an Event of Default, shall be applied by the Secured Party:

(i)             First, to the payment of the costs and expenses of such collection, sale or other realization, including reasonable out-of-pocket costs and expenses of the Secured Party, including the fees and expenses of its agents and counsel, and all expenses incurred and advances made by the Secured Party in connection therewith;

(ii)           Next, to the payment in full of the Secured Obligations; and

(iii)          Finally, to the payment to the Pledgor or as a court of competent jurisdiction may direct, of any surplus then remaining.

As used in this Section 6(g), “proceeds” of Collateral means cash, securities and other property realized in respect of, and distributions in kind of, Collateral, including any thereof received under any reorganization, liquidation or adjustment of debt of the Pledgor or any issuer of any of the Collateral.

(h)           The Pledgor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 6 and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 6 may be specifically enforced.

(i)            THE PLEDGOR EXPRESSLY WAIVES TO THE MAXIMUM EXTENT PERMITTED BY LAW: (i) ANY CONSTITUTIONAL OR OTHER RIGHT TO A JUDICIAL HEARING PRIOR TO THE TIME THE SECURED PARTY DISPOSES OF ALL OR ANY PART OF THE COLLATERAL AS PROVIDED IN THIS SECTION 6; (ii) ALL RIGHTS OF REDEMPTION, STAY, OR APPRAISAL THAT IT NOW HAS OR MAY AT ANY TIME IN THE FUTURE HAVE UNDER ANY LAW NOW EXISTING OR HEREAFTER ENACTED; (iii) ANY REQUIREMENT OF NOTICE, DEMAND, OR ADVERTISEMENT FOR SALE AND (iv) ANY RIGHT TO REQUIRE THE SECURED PARTY TO PROCEED AGAINST OR EXHAUST ANY SECURITY HELD FROM THE PLEDGOR OR TO PURSUE ANY OTHER REMEDY IN THE SECURED PARTY’S POWER WHATSOEVER.

(j)             If the proceeds of sale, collection or other realization of or upon the Collateral pursuant to Section 6 are insufficient to cover the costs and expenses of such realization and the payment in full of the Secured Obligations, the Borrowers shall remain liable for any deficiency.

(k)            Attorney-in-Fact. Without limiting any rights or powers granted by this Agreement to the Secured Party while no Event of Default has occurred and is continuing, upon the occurrence and during the continuance of any Event of Default the Secured Party is hereby appointed the attorney-in-fact of the Pledgor for the purpose of

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carrying out the provisions of this Section 6 and taking any action and executing any instruments that the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement, which appointment as attorney-in-fact is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, so long as the Secured Party shall be entitled under this Section 6 to make collections or otherwise receive any proceeds in respect of the Collateral, the Secured Party shall have the right and power to receive, endorse and collect all checks made payable to the order of the Pledgor representing any dividend, payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

Section 7. Security Interest Absolute. All rights of Secured Party hereunder, the grant of a security interest in the Collateral and all obligations of Pledgor hereunder, shall be absolute and unconditional irrespective of:

(a)            Any lack of validity, regularity or enforceability of the Margin Loan Agreement, any other Loan Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing;

(b)           Any change in the time, manner or place of payment of, or in any other term of, all of or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Margin Loan Agreement, any other Loan Document or any other agreement or instrument relating to any of the foregoing;

(c)           Any change in the corporate existence, structure or ownership of the Issuer or any issuer of any other pledged securities, or any liquidation, dissolution, insolvency, reorganization or other similar proceeding affecting any such issuer or its assets;

(d)           Any change in the laws, rules or regulations of any jurisdiction;

(e)           The occurrence of any Event of Default;

(f)            Any exchange, release or non-perfection of Secured Party’s security interest in any other Collateral, or any release or amendment or waiver of or consent to or departure from any guaranty, for all or any of the Obligations; or

(g)           Any other circumstance that might otherwise constitute a defense available to, or a discharge of, Pledgor in respect of the Obligations or in respect of this Agreement (other than the payment in full of all Obligations).

Section 8. Miscellaneous.

(a)            Notices.

(i)            Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (ii) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by

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certified or registered mail or sent by facsimile transmission, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the address, facsimile number, electronic mail address or telephone number specified for such Person on the signature page hereto.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile transmission shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (ii) below, shall be effective as provided in such subsection (ii).

(ii)           Electronic Communications. Notices and other communications to the Secured Party hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Secured Party. The Secured Party and the Pledgor may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Secured Party otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(b)           No Waiver; Cumulative Remedies. No failure by the Secured Party to exercise, and no delay by the Secured Party in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

(c)            Amendments, Etc. No amendment or waiver of any provision of this Agreement and no consent to any departure by the Pledgor therefrom, shall be effective unless in writing signed by the Secured Party and the Pledgor, and each such

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waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(d)           Expenses. The Pledgor agrees to reimburse the Secured Party for all reasonable costs and expenses (including the reasonable fees and expenses of legal counsel) in connection with any failure by the Pledgor to perform hereunder, including all manner of participation in or other involvement with (i) performance by the Secured Party of any obligations of the Pledgor in respect of the Collateral that the Pledgor has failed or refused to perform, (ii) bankruptcy, insolvency, receivership, foreclosure, winding up or liquidation proceedings, or any actual or attempted sale, or any exchange, enforcement, collection, compromise or settlement in respect of any of the Collateral, and for the care of the Collateral and defending or asserting rights and claims of the Secured Party in respect thereof, by litigation or otherwise, (iii) judicial or regulatory proceedings and (iv) workout, restructuring or other negotiations or proceedings (whether or not the workout, restructuring or transaction contemplated thereby is consummated), and (c) the exercise or enforcement of any rights of the Secured Party under this Agreement, including this Section 8(d), and all such costs and expenses shall be Secured Obligations entitled to the benefits of the Lien granted herein.

(e)            Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Pledgor and the Secured Party; provided, however, that the Pledgor shall not assign or transfer the Pledgor’s rights or obligations under this Agreement without the prior written consent of the Secured Party.

(f)            Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which taken together shall constitute a single contract. This Agreement constitutes the entire contract between the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when it shall have been executed by the Secured Party and when the Secured Party shall have received a counterpart hereof that bears the signature of the Pledgor. Delivery of an executed counterpart of a signature page of this Agreement via telecopy or e-mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(g)           GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(h)           SUBMISSION TO JURISDICTION. THE PLEDGOR IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY

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AND CITY OF NEW YORK, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE SECURED PARTY MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE PLEDGOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(i)             WAIVER OF VENUE. THE PLEDGOR IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (h) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(j)             SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 8. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(k)            WAIVER OF MARSHALLING. THE PLEDGOR ACKNOWLEDGES AND AGREES THAT IN EXERCISING ANY RIGHTS UNDER OR WITH RESPECT TO THE COLLATERAL: (i) THE SECURED PARTY IS UNDER NO OBLIGATION TO MARSHAL ANY COLLATERAL; (ii) THE SECURED PARTY MAY, IN ITS ABSOLUTE DISCRETION, REALIZE UPON THE COLLATERAL IN ANY ORDER AND IN ANY MANNER IT SO ELECTS; AND (iii) THE SECURED PARTY MAY, IN ITS ABSOLUTE DISCRETION, APPLY THE PROCEEDS OF ANY OR ALL OF THE COLLATERAL TO THE SECURED OBLIGATIONS IN ANY ORDER AND IN ANY MANNER IT SO ELECTS. THE PLEDGOR WAIVES ANY RIGHT TO REQUIRE THE MARSHALING OF ANY OF THE COLLATERAL.

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(1)            Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(m)          Termination. When all Secured Obligations shall have been paid in full, this Agreement shall terminate, and the Secured Party shall forthwith cause to be assigned, transferred and delivered, against receipt but without any recourse, warranty or representation whatsoever, any remaining Collateral and money received in respect thereof, to or on the order of the Pledgor. The Secured Party shall also, at the expense of the Pledgor, execute and deliver to the Pledgor upon such termination such Uniform Commercial Code termination statements and such other documentation as shall be reasonably requested by the Pledgor to effect the termination and release of the Liens created hereby on the Collateral.

[REMAINING SPACE INTENTIONALLY LEFT BLANK;
SIGNATURES TO FOLLOW ON NEXT PAGE]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

ADENA MINERALS, LLC

By:	/s/ Donald R. Holcomb
Name:
Title:

Notice Information:
3801 PGA Blvd., Suite 903
Palm Beach Gardens, FL 33410
Attention: Donald R. Holcomb
Telephone: 561-626-4999
Facsimile: 561-626-4938

With a copy to:

Bailey and Glasser
227 Capital Street
Charleston, WV 25301
Attention: Brian Glasser, Esq.
Telephone: 304-345-6555
Facsimile: 304-342-1110

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CITIBANK, N.A.

By:	/s/ Jason Shrednick
Name:
Title:

Notice Information:
390 Greenwich Street, 5th Floor
New York, NY 10013
Attention: Jason Shrednick
Telephone: (212) 723-7362
Facsimile: 212 728-8328

With a copy to:

Legal Department
388 Greenwich Street, 17th Floor
New York, NY 10013
Attention: Benjamin Faulkner, Esq.
Telephone: (212) 816-1141
Facsimile: 212 299-2598

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EXHIBIT A

SECURITIES ACCOUNT CONTROL AGREEMENT

Account Control Agreement, dated as of August 24, 2007, between CITIBANK, N.A. (“Secured Party”); ADENA MINERALS, LLC, a limited liability corporation organized under the laws of Delaware (“Pledgor”); and CITIGROUP GLOBAL MARKETS INC. (“Custodian”).

PREAMBLE:

1.             Custodian has established a securities account, number 768-66152-1-7-473, in the name of Pledgor (the “Collateral Account”).

2.             Pledgor has granted Secured Party a security interest in the Collateral Account pursuant to the Security Agreement, dated as of August 24, 2007, as amended on the date hereof, and as the same may from time to time be further amended, modified or restated, between Pledgor and Secured Party (the “Security Agreement”).

3.             Secured Party, Pledgor and Custodian are entering into this Agreement to perfect the security interest of Secured Party in the Collateral Account.

TERMS:

Section 1. The Collateral Account. All parties agree and the Custodian represents and warrants that the Collateral Account is a “securities account” within the meaning of Section 8-501 of the Uniform Commercial Code as in effect from time to time in the State of New York (the “UCC “) and that all property held by Custodian in the Collateral Account is and will be treated as financial assets under Article 8 of the UCC. Custodian has not agreed and will not agree with any third party to comply with entitlement orders or other directions concerning the Collateral Account originated by such third party without the prior written consent of Secured Party and Pledgor. Custodian covenants and agrees that: (i) all securities or other property underlying any financial assets credited to the Collateral Account shall be registered in the name of the Custodian, indorsed to Custodian or indorsed in blank or credited to another securities account maintained in the name of Custodian; (ii) in no case will any financial asset credited to the Collateral Account be registered in the name of Pledgor, payable to the order of Pledgor or specially indorsed to Pledgor except to the extent the foregoing have been specially indorsed to Custodian or in blank; and (iii) all property delivered to the Custodian for credit to the Collateral Account will be promptly credited to the Collateral Account.

Section 2. Subordination of Lien. Custodian hereby agrees and acknowledges that any security interest or lien in favor, of Custodian on the Collateral

Account or any property credited to the Collateral Account as a result of any indebtedness of Pledgor to Custodian (including, without limitation, any fees or commissions in respect of the Collateral Account) shall be subject and subordinate to the security interest in favor of Secured Party.

Section 3. Control. Custodian will comply with entitlement orders originated by Secured Party concerning the Collateral Account without further consent by Pledgor. Custodian will not act on any entitlement order or other instruction of Pledgor without the written consent of Secured Party (provided that Pledgor shall retain its right to exercise any voting rights with respect to any securities held in or credited to the Collateral Account without such consent). Secured Party shall have the right to withdraw any funds on deposit in the Collateral Account at any time for application to amounts owing under the Margin Loan Agreement (as defined in the Security Agreement).

Section 4. Representations, Warranties and Covenants of Custodian. Custodian represents and warrants to and agrees with Secured Party as follows:

(a) The Collateral Account will be maintained in the manner set forth herein until termination of this Agreement, and Custodian will not change the name or account number of the Collateral Account without the prior consent of Secured Party.

(b) This Agreement has been duly authorized by and is the legal, valid and binding obligation of Custodian, enforceable against it in accordance with its terms.

(c) Custodian has not entered into, and until the termination of this Agreement will not enter into, (i) any other agreement pursuant to which it agrees to comply with entitlement orders with respect to the Collateral Account, or (ii) any other agreement purporting to limit or condition the obligation of the Custodian to comply with entitlement orders originated by Secured Party as set forth in Section 3 hereof.

(d) Custodian has no knowledge of any security interest, lien on, claim to or interest in the Collateral Account, other than the interests therein of Secured Party and Pledgor. If any person or entity asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against the Collateral Account, Custodian will use its best efforts to notify Secured Party and Pledgor promptly thereof.

(e) Custodian will use its best efforts to deliver promptly to Secured Party copies of all statements, confirmations and other communications by Custodian relating to the Collateral Account.

Section 5. Indemnification of Custodian. Pledgor hereby agrees to indemnify and hold harmless Custodian, its directors, officers, agents and employees against any and all claims, causes of action, liabilities, lawsuits, demands and damages, including without limitation, any and all court costs and reasonable attorney’s fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent caused by Custodian’s gross negligence or willful misconduct.

Section 6. Customer Agreement. In the event of a conflict between this Agreement and any other agreement between Custodian and Pledgor, the terms of this Agreement will prevail; provided, however, that this Agreement shall not alter or affect any mandatory arbitration provision currently in effect between Custodian and Pledgor pursuant to a separate agreement.

Section 7. Termination. This Agreement shall continue in effect until Secured Party has notified Custodian in writing that this Agreement, or its security interest in the Collateral Account, is terminated (and Secured Party agrees to give such notice with reasonable promptness). Upon receipt of such notice, the obligations of Custodian hereunder with respect to the operation and maintenance of the Collateral Account after the receipt of such notice shall terminate and Secured Party shall have no further right to originate entitlement orders concerning the Collateral Account.

Section 8. Amendments. No amendment or waiver of any provision of this Agreement shall be effective unless in writing signed by the parties hereto, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 9. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10. Successors. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective corporate successors or heirs and personal representatives. This Agreement may be assigned by Secured Party to any successor of Secured Party under the Margin Loan Agreement entered into by Foresight Reserves, LP, a Nevada limited partnership, Pledgor and Secured Party on August 24, 2007, provided that written notice thereof is given by Secured Party to Custodian.

Section 11. Notices. Except as otherwise expressly provided herein, any notice, order, instruction, request or other communication required or permitted to be given under this Agreement shall be in writing and deemed to have been properly given when delivered in person, or when sent by telecopy or other electronic means and electronic confirmation of error-free receipt is received or upon receipt of notice sent by certified or registered United States mail, return receipt requested, postage prepaid, addressed to the party at the address set forth next to such party’s name at the heading of this Agreement. Any party may change its address for notices in the manner set forth above.

Section 12. Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing and delivering one or more counterparts. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

Section 13. Choice of Law. This Agreement (including, without limitation, the establishment and maintenance of the account and all rights and obligations with respect thereto) shall be governed by and construed in accordance with the law of the State of New York. The parties agree that the securities intermediary’s jurisdiction (within the meaning of Section 8-110 of the UCC) with respect to the Collateral Account and the transactions contemplated hereby is the State of New York. The parties hereto agree that the law applicable to all issues in Article 2 (1) of the Hague Convention on the Law Applicable to Certain Rights in respect of Securities Held with an Intermediary is the law in force in the State of New York.

Section 14. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.

[Signatures on following page]

Exhibit D

SECURITIES ACCOUNT CONTROL AGREEMENT

Account Control Agreement, dated as of August 24, 2007, between CITIBANK, N.A. (“Secured Party”); ADENA MINERALS, LLC, a limited liability corporation organized under the laws of Delaware (“Pledgor”); and CITIGROUP GLOBAL MARKETS INC. (“Custodian”).

PREAMBLE:

1.                                                 Custodian has established a securities account, number 768-661 52-1-7-473, in the name of Pledgor (the “Collateral Account”).

2.                                                Pledgor has granted Secured Party a security interest in the Collateral Account pursuant to the Security Agreement, dated as of August 24, 2007, as amended on the date hereof, and as the same may from time to time be further amended, modified or restated, between Pledgor and Secured Party (the “Security Agreement”).

3.                                                  Secured Party, Pledgor and Custodian are entering into this Agreement to perfect the security interest of Secured Party in the Collateral Account.

TERMS:

Section 1.   The Collateral Account.  All parties agree and the Custodian represents and warrants that the Collateral Account is a “securities account” within the meaning of Section 8-501 of the Uniform Commercial Code as in effect from time to time in the State of New York (the “UCC”) and that all property held by Custodian in the Collateral Account is and will be treated as financial assets under Article 8 of the UCC. Custodian has not agreed and will not agree with any third party to comply with entitlement orders or other directions concerning the Collateral Account originated by such third party without the prior written consent of Secured Party and Pledgor. Custodian covenants and agrees that: (i) all securities or other property underlying any financial assets credited to the Collateral Account shall be registered in the name of the Custodian, indorsed to Custodian or indorsed in blank or credited to another securities account maintained in the name of Custodian; (ii) in no case will any financial asset credited to the Collateral Account be registered in the name of Pledgor, payable to the order of Pledgor or specially indorsed to Pledgor except to the extent the foregoing have been specially indorsed to Custodian or in blank; and (iii) all property delivered to the Custodian for credit to the Collateral Account will be promptly credited to the Collateral Account.

Section 2.   Subordination of Lien.  Custodian hereby agrees and acknowledges that any security interest or lien in favor of Custodian on the Collateral Account or any property credited to the Collateral Account as a result of any indebtedness of Pledgor to Custodian (including, without limitation, any fees or

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commissions in respect of the Collateral Account) shall be subject and subordinate to the security interest in favor of Secured Party.

Section 3.   Control.  Custodian will comply with entitlement orders originated by Secured Party concerning the Collateral Account without further consent by Pledgor.  Custodian will not act on any entitlement order or other instruction of Pledgor without the written consent of Secured Party (provided that Pledgor shall retain its right to exercise any voting rights with respect to any securities held in or credited to the Collateral Account without such consent).  Secured Party shall have the right to withdraw any funds on deposit in the Collateral Account at any time for application to amounts owing under the Margin Loan Agreement (as defined in the Security Agreement).

Section 4.   Representations, Warranties and Covenants of Custodian. Custodian represents and warrants to and agrees with Secured Party as follows:

(a)   The Collateral Account will be maintained in the manner set forth herein until termination of this Agreement, and Custodian will not change the name or account number of the Collateral Account without the prior consent of Secured Party.

(b)   This Agreement has been duly authorized by and is the legal, valid and binding obligation of Custodian, enforceable against it in accordance with its terms.

(c)   Custodian has not entered into, and until the termination of this Agreement will not enter into, (i) any other agreement pursuant to which it agrees to comply with entitlement orders with respect to the Collateral Account, or (ii) any other agreement purporting to limit or condition the obligation of the Custodian to comply with entitlement orders originated by Secured Party as set forth in Section 3 hereof.

(d)   Custodian has no knowledge of any security interest, lien on, claim to or interest in the Collateral Account, other than the interests therein of Secured Party and Pledgor. If any person or entity asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against the Collateral Account, Custodian will use its best efforts to notify Secured Party and Pledgor promptly thereof.

(e)   Custodian will use its best efforts to deliver promptly to Secured Party copies of all statements, confirmations and other communications by Custodian relating to the Collateral Account.

Section 5.   Indemnification of Custodian.  Pledgor hereby agrees to indemnify and hold harmless Custodian, its directors, officers, agents and employees against any and all claims, causes of action, liabilities, lawsuits, demands and damages, including without limitation, any and all court costs and reasonable attorney’s fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent caused by Custodian’s gross negligence or willful misconduct.

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Section 6.   Customer Agreement.  In the event of a conflict between this Agreement and any other agreement between Custodian and Pledgor, the terms of this Agreement will prevail; provided, however, that this Agreement shall not alter or affect any mandatory arbitration provision currently in effect between Custodian and Pledgor pursuant to a separate agreement.

Section 7.   Termination.  This Agreement shall continue in effect until Secured Party has notified Custodian in writing that this Agreement, or its security interest in the Collateral Account, is terminated (and Secured Party agrees to give such notice with reasonable promptness). Upon receipt of such notice, the obligations of Custodian hereunder with respect to the operation and maintenance of the Collateral Account after the receipt of such notice shall terminate and Secured Party shall have no further right to originate entitlement orders concerning the Collateral Account.

Section 8.   Amendments.  No amendment or waiver of any provision of this Agreement shall be effective unless in writing signed by the parties hereto, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 9.   Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.   Successors.  The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective corporate successors or heirs and personal representatives. This Agreement may be assigned by Secured Party to any successor of Secured Party under the Margin Loan Agreement entered into by Foresight Reserves, LP, a Nevada limited partnership, Pledgor and Secured Party on August 24, 2007, provided that written notice thereof is given by Secured Party to Custodian.

Section 11.   Notices.  Except as otherwise expressly provided herein, any notice, order, instruction, request or other communication required or permitted to be given under this Agreement shall be in writing and deemed to have been properly given when delivered in person, or when sent by telecopy or other electronic means and electronic confirmation of error-free receipt is received or upon receipt of notice sent by certified or registered United States mail, return receipt requested, postage prepaid, addressed to the party at the address set forth next to such party’s name at the heading of this Agreement. Any party may change its address for notices in the manner set forth above.

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Section 12.   Counterparts.  This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing and delivering one or more counterparts. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

Section 13.   Choice of Law.  This Agreement (including, without limitation, the establishment and maintenance of the account and all rights and obligations with respect thereto) shall be governed by and construed in accordance with the law of the State of New York. The parties agree that the securities intermediary’s jurisdiction (within the meaning of Section 8-110 of the UCC) with respect to the Collateral Account and the transactions contemplated hereby is the State of New York. The parties hereto agree that the law applicable to all issues in Article 2(1) of the Hague Convention on the Law Applicable to Certain Rights in respect of Securities Held with an Intermediary is the law in force in the State of New York.

Section 14.   Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.

[Signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

ADENA MINERALS, LLC, as Pledgor

By:	/s/ Donald R Holcomb
Name:	Donald R Holcomb
Title:	Authorized Person

CITIBANK, N.A., as Secured Party

By:
Name:
Title:

CITIGROUP GLOBAL MARKETS INC., as Custodian

By:
Name:
Title:

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IN WITNBSS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

ADENA MINERALS, LLC, as Pledgor

By:
Name:
Title:

CITIBANK, N.A., as Secured Party

By:	/s/ Jason Shrednick
Name:	Jason Shrednick
Title:	Authorized Signatory

CITIGROUP GLOBAL MARKETS INC., as Custodian

By:	/s/ Leonard Ellis
Name:	Leonard Ellis
Title:	Managing Director

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